Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188093

PROSPECTUS SUPPLEMENT NO. 1

ARI NETWORK SERVICES, INC.

900,000 shares of Common Stock

This prospectus supplement relates to the prospectus dated December 4, 2014, which covers the sale of up to 900,000 shares of our common stock, $0.001 par value per share (the “Common Stock”), by the selling security holders identified in the prospectus (collectively with any such holder’s transferee, pledgee, donee or successor, referred to as the “Selling Shareholders”).  The 900,000 shares of Common Stock covered by the prospectus were issued in a private placement pursuant to a Securities Purchase Agreement we entered into on March 12, 2013 with selected accredited investors.

We will not receive any proceeds from the sale by the Selling Shareholders of the shares covered by the prospectus.

This prospectus supplement is being filed to supplement the prospectus with the information set forth in (i) our amended current report on Form 8-K/A filed on December 12, 2014, (ii) our current report on Form 8-K filed on December 12, 2014, and (iii) our quarterly report on Form 10-Q filed on December 15, 2014, each of which is set forth in its entirety below.  This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement.

Our Common Stock is traded on the NASDAQ Capital Market under the symbol “ARIS”.  The last reported market price of our Common Stock on the NASDAQ Capital Market on December 15, 2014 was $3.75 per share.  Our executive offices are located at 10850 West Park Place, Suite 1200, Milwaukee, Wisconsin 53224, and our telephone number is
(414) 973-4300.

Investing in our securities involves risks.  You should carefully consider the Risk Factors beginning on page 2 of the prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement are truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 19, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  September 30, 2014

ARI NETWORK SERVICES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation)	0-19608 (Commission File Number)	39-1388360 (IRS Employer Identification No.)

10850 West Park Place, Suite 1200 Milwaukee, Wisconsin (Address of principal executive offices)	53224 (Zip Code)

Registrant’s telephone number, including area code: (414) 973-4300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17     CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01Completion of Acquisition or Disposition of Assets

This Amendment No. 1 to Current Report on Form 8-K/A is being filed to amend the Current Report on Form 8-K (the "Initial 8-K") filed with the Securities and Exchange Commission on October 2, 3014, by ARI Network Services, Inc. (the "Company" or "ARI") to include the financial information referred to in Item 9.01(a) and (b) with respect to the Company's acquisition of the assets of Tire Company Solutions, LLC ("TCS") on September 30, 2014. The Company hereby amends Item 9.01 of the Initial 8-K to provide in its entirety audited financial statements of TCS as of and for the fiscal years ended July 31, 2014 and 2013 and the unaudited pro forma information required by Item 9.01 of Form 8-K.

Item 9.01Financial Statements and Exhibits

(a) Financial Statements of Businesses Acquired

Attached hereto as exhibits 99.2 and 23.1, respectively, are the audited consolidated financial statements of TCS as of and for the years ended July 31, 2014 and 2013, and independent auditors' report and the consent of independent auditors.

Pro Forma Financial Information

Attached hereto as exhibit 99.2 are the unaudited Pro Forma Condensed Combined Balance Sheet as of July 31, 2014, Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended July 31, 2014 and Notes to the Unaudited Pro Forma Condensed Combined Financial Statements of the Company and TCS.

(d)Exhibits

Exhibit No.Description

2.1Asset Purchase Agreement, dated September 30, 2014, by and among ARI Network Services, Inc., Tire Company Solutions, LLC, Barry Reese and Kenny Pratt.*

4.1Form of Subordinated Promissory Notes, dated September 30, 2014 issued to Barry Reese and Kenny Pratt.*

10.1First Loan Modification Agreement, dated September 30, 2014, by and among Silicon Valley Bank, ARI Network Services, Inc. and Project Viking II Acquisition, Inc.*

23.1Consent of Independent Registered Public Accounting Firm.

99.1The audited consolidated financial statements of TCS as of and for the fiscal years ended July 31, 2014 and 2013.

99.2Unaudited pro forma combined financial statements and footnotes of ARI Network Services, Inc. and  TCS as of and for the twelve months ended July 31, 2014 and 2013.

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARI Network Services, Inc.

(Registrant)

Date:  December 12, 2014

By:  /s/ William A. Nurthen___________

               William A. Nurthen

               Chief Financial Officer

EXHIBIT INDEX

Exhibit No.Description

2.1Asset Purchase Agreement, dated September 30, 2014, by and among ARI Network Services, Inc., Tire Company Solutions, LLC, Barry Reese and Kenny Pratt.*

4.1Form of Subordinated Promissory Notes, dated September 30, 2014 issued to Barry Reese and Kenny Pratt.*

10.1First Loan Modification Agreement, dated September 30, 2014, by and among Silicon Valley Bank, ARI Network Services, Inc. and Project Viking II Acquisition, Inc.*

23.1Consent of Independent Registered Public Accounting Firm.

99.1The audited consolidated financial statements of TCS as of and for the fiscal years ended July 31, 2014 and 2013.

99.2Unaudited pro forma combined financial statements and footnotes of ARI Network Services, Inc. and TCS as of and for the twelve months ended July 31, 2014 and 2013.

* Previously filed.

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in ARI Network Services, Inc.'s Registration Statement Nos. 333-52176, 333-110104, 333-156380, and 333-171491 and 333-193232 on Form S-8, Registration Statement No. 333-195379 on Form S-3 and Registration Statement No. 333-188093 on Form S-1, of our report dated December 8, 2014 (which report expresses an unmodified opinion, related to the financial statements of Tire Company Solution, LLC as of July 31, 2014 and 2013 and for the years ended July 31, 2014 and 2013.)

/s/ LATTIMORE BLACK MORGAN & CAIN, PC

Brentwood, Tennessee

December 12, 2014

EXHIBIT 99.1

TIRE COMPANY SOLUTIONS, LLC

Financial Statements

July 31, 2014 and 2013

(With Independent Auditors' Report Thereon)

TIRE COMPANY SOLUTIONS, LLC

Table of Contents

Page
Independent Auditors' Report	1

Financial Statements:
Balance Sheets	2
Statements of Operations and Members' Equity	3
Statements of Cash Flows	4
Notes to the Financial Statements	5-11

INDEPENDENT AUDITORS' REPORT

The Members

Tire Company Solutions, LLC:

We have audited the accompanying financial statements of Tire Company Solutions, LLC (a Tennessee limited liability company), which are comprised of the balance sheets as of July 31, 2014 and 2013, the related statements of operations and members equity and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tire Company Solutions, LLC as of July 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ LATTIMORE BLACK MORGAN & CAIN, PC

Brentwood, Tennessee

December 4, 2014

TIRE COMPANY SOLUTIONS, LLC
Balance Sheets
July 31, 2014 and 2013

Assets
	2014	2013
Current assets:
Cash	$173,429	$17,523
Accounts receivable, less allowance for doubtful accounts of $119,670 and $27,125 in 2014 and 2013, respectively	1,551,943	476,297
Unbilled revenue	58,345	84,848
Prepaid expenses	42,430	-
Total current assets	1,826,147	578,668

Property and equipment:
Computer software and equipment	534,220	510,636
Furniture and fixtures	13,340	13,013
Automobiles	63,582	107,065
	611,142	630,714
Less accumulated depreciation and amortization	(460,043)	(413,018)
Property and equipment, net	151,099	217,696

Capitalized software costs, net	1,716,813	1,358,850
	$3,694,059	$2,155,214

Liabilities and Members' Equity

Current liabilities:
Line of credit	$140,000	$70,278
Due to member	39,983	20,167
Current portion of note payable	9,873	9,535
Current portion of capital lease obligations	56,036	62,451
Accounts payable	75,241	74,501
Other accrued expenses and liabilities	274,093	95,823
Deferred revenue	1,160,980	436,286
Total current liabilities	1,756,206	769,041

Note payable, excluding current portion	27,321	38,603
Capital lease obligations, excluding current portion	60,790	94,016
Deferred rent	66,305	47,877
Total liabilities	1,910,622	949,537

Members' equity	1,783,437	1,205,677
	$3,694,059	$2,155,214

See accompanying notes to the financial statements.

TIRE COMPANY SOLUTIONS, LLC
Statements of Operations and Members' Equity
Years ended July 31, 2014 and 2013

	2014	2013
Net revenue	$5,173,678	$3,626,022
Cost of revenue	1,454,251	721,474
Gross profit	3,719,427	2,904,548
Selling, general and administrative expenses	3,133,859	1,938,318
Income from operations	585,568	966,230
Other (income) expenses:
Interest expense	16,718	16,177
Other income	(9,267)	-
Loss on disposal of property and equipment	357	-
Total other (income) expenses	7,808	16,177
Net income	577,760	950,053
Distributions to members	-	(18,816)
Members' equity at beginning of year	1,205,677	274,440
Members' equity at end of year	$1,783,437	$1,205,677

See accompanying notes to the financial statements.

TIRE COMPANY SOLUTIONS, LLC
Statements of Cash Flows
Years ended July 31, 2014 and 2013

	2014	2013
Cash flows from operating activities:
Net income	$577,760	$950,053
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	90,153	59,862
Amortization of capitalized software	577,413	284,776
Bad debt expense	183,150	23,395
Loss on disposal of property and equipment	357	-
(Increase) decrease in operating assets:
Receivables	(1,258,796)	(246,244)
Unbilled revenue	26,503	(18,205)
Prepaid expenses	(42,430)	-
Increase (decrease) in operating liabilities:
Accounts payable	740	21,647
Other accrued expenses and liabilities	178,270	(5,944)
Deferred revenue	724,694	(187,234)
Deferred rent	18,428	22,233
Total adjustments	498,482	(45,714)
Net cash provided by operating activities	1,076,242	904,339
Cash flows from investing activities:
Purchases of property and equipment	(1,103)	(2,784)
Expenditures for capitalized software	(935,376)	(872,046)
Net cash used by investing activities	(936,479)	(874,830)
Cash flows from financing activities:
Proceeds from line of credit, net	69,722	69,961
Payments of note payable	(10,944)	(10,944)
Payments of capital lease obligations	(62,451)	(34,681)
Advances received from (repayments of advances to) members	19,816	(98,382)
Distributions to members	-	(18,816)
Net cash provided (used) by financing activities	16,143	(92,862)

Increase (decrease) in cash	155,906	(63,353)
Cash at beginning of year	17,523	80,876
Cash at end of year	$173,429	$17,523

See accompanying notes to the financial statements.

(1)Nature of operations

Tire Company Solutions, LLC (the "Company") supports the tire and automotive industries through providing fully‑integrated tire business, e‑commerce and retreading software solutions. The Company is headquartered in Cookeville, Tennessee and sells software to tire and automotive companies throughout the United States.

(2)Summary of significant accounting policies

(a)Receivables and credit policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms typically requiring payment within 30 days from invoice date. Certain customers have been granted extended payment terms based on business volume. Late or interest charges on delinquent accounts are not recorded until collected. The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management's best estimate of the amounts that will not be collected. The allowance is estimated based on management's knowledge of its customers, historical loss experience and existing economic conditions. Accounts receivable and the allowance are written off when, in management's opinion, all collection efforts have been exhausted.

(b)Deferred revenue and unbilled revenue

Deferred revenue represents the portion of collected or billed revenue for which the revenue recognition process is incomplete.  Unbilled revenue represents revenue earned for which invoices have not been generated.

(c)Property and equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the assets' estimated useful lives using the straight‑line method. Computer software and equipment are depreciated over three to seven years while furniture and equipment are depreciated over five to seven years. Automobiles are depreciated over five years.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property is retired or sold, the cost and the related accumulated depreciation or amortization is removed from the accounts, and the resulting gain or loss is included in operations.

(d)Capitalized software costs

The Company capitalizes its software development costs related to the Company's TreadTracks and ePower or other web‑based applications once a project is in the application development stage. All external direct costs for materials and services as well as internal payroll and related fringe benefit costs are capitalized. Preliminary stage development costs are expensed as incurred. The Company also capitalizes its software development costs relating to the development of the Company's TirePower software which is purchased by customers and hosted by the Company or used on third‑party hardware. The Company capitalizes such costs subsequent to the establishment of technological feasibility. Costs incurred prior to establishing technological feasibility are expensed as incurred. Capitalized software costs are amortized over the estimated useful life of the project, generally three to five years.

(e)Deferred rent

Deferred rent reflects the cumulative excess of rent expense recognized on the straight‑line basis over payments made.

(f)Revenue recognition

The Company recognizes revenue on the accrual basis of accounting in which revenue is recognized when earned. Revenues of the Company are derived primarily from the licensing of software applications, providing professional services and equipment sales. Billings occur in accordance with the terms of the respective contracts, and revenue which relates to billings rendered in advance is deferred until earned.

Revenue from licensing of software for use on third party hardware or in Company‑hosted arrangements where the third‑party has the ability to take possession of the software without significant penalty is recognized when the software is delivered. Equipment sales are recognized when the equipment is delivered. Professional services are recognized as the services are provided. Revenue from subscriptions for the use of software only provided through a hosting arrangement with the Company is recognized as the hosting services are provided over the term of the arrangement. Set‑up or other up‑front fees with no stand‑alone value, maintenance and support fees are deferred and recognized ratably over the contractual term of the arrangement.

The Company accounts for all governmental taxes associated with revenue transactions on a net basis.

(g)Income taxes

The Company is a limited liability company and has elected to be taxed as a partnership for income tax purposes. As such, all federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns. Some states have enacted statutes that treat partnerships as taxable entities for state income tax purposes. Thus, the Company is subject to taxation on income generated within the states' boundaries.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws. There were no significant tax assets, liabilities, expense or benefit at July 31, 2014 or 2013 or for the years then ended.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

As of July 31, 2014, the Company has accrued no interest and no penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files U.S. Federal and various state income tax returns. The Company is currently open to audit under the statute of limitations for the years ending on or after December 31, 2010.

(h)Advertising and promotion costs

Advertising and promotion costs are expensed as incurred. Advertising costs of $96,019 and $80,967 were expensed during 2014 and 2013, respectively.

(i)Realization of long‑lived assets

Management evaluates the recoverability of the investment in long‑lived assets on an ongoing basis and recognizes any impairment in the year of determination. It is reasonably possible that relevant conditions could change in the near term and necessitate a change in management's estimate of the recoverability of these assets.

(j)Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k)Events occurring after reporting date

The Company has evaluated events and transactions that occurred between July 31, 2014 and December 4, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)Credit risk and other concentrations

The Company generally maintains cash on deposit at banks in excess of federally insured amounts. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

The majority of the Company's revenues are to customers in the tire and automotive industries.  Accordingly, substantially all trade accounts receivable are due from such customers.

Revenue from two customers and one customer amounted to approximately 27% and 14% of the Company's revenues in 2014 and 2013, respectively, and approximately 72% and 41% of the Company's total accounts receivable and unbilled revenue at July 31, 2014 and 2013, respectively.

(4)Assets and liabilities measured at fair value

Fair value is a market‑based measurement, not an entity‑specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity including quoted market prices in active markets for identical assets (Level 1), or significant other observable inputs (Level 2) and the reporting entity’s own assumptions about market participant assumptions (Level 3).  The Company does not have any fair value measurements using significant other observable inputs (Level 2) or significant unobservable inputs (Level 3) as of July 31, 2014 or 2013.

(5)Capitalized software

A summary of capitalized software as of July 31, 2014 and 2013 is as follows:

	2014	2013
Software development costs	$2,722,247	$1,786,871
Accumulated amortization	(1,005,434)	(428,021)
	$1,716,813	$1,358,850

(6)Line of credit

The Company has a $175,000 line of credit available with a bank which bears interest, payable monthly, at the Wall Street Journal Prime Rate plus 1.75% (5.0% at December 31, 2013) with a floor of 3.25%. The line is secured by accounts receivable and the personal guarantees of the members. Borrowings of $140,000 and $70,278 were outstanding under this line at July 31, 2014 and 2013, respectively. The line matured on July 8, 2014 and is currently due on demand.

The provisions of the credit agreement place certain restrictions and limitations upon the Company. These include the maintenance of certain financial ratios of the Company during the loan term.

(7)Note payable

The Company has a note payable to a lender which was used to finance the acquisition of a vehicle. The note requires monthly installments in the amount of $912, including interest at a fixed rate of 3.5%, and matures in December 2017. The note is secured by the vehicle. At July 31, 2014 and 2013, the Company owed  $37,194 and $48,138, respectively, under the note payable.

A summary of future maturities of the note payable as of July 31, 2014 is as follows:

Year	Amount

2015	$9,873
2016	10,223
2017	10,585
2018	6,513
$37,194

(8)Capital lease obligations

The Company has entered into capital lease agreements to finance the acquisition of certain computer equipment. The Company's obligation under these capital leases is as follows:

	2014	2013

Minimum lease payments payable	$123,496	$167,001
Less: portion representing interest	(6,670)	(10,534)
Capital lease obligations	116,826	156,467
Less: current portion	(56,036)	(62,451)
Long‑term portion	$60,790	$94,016

Future minimum annual lease payments payable under the capital leases as of July 31, 2014 are as follows:

Amount
2015	$60,539
2016	51,467
2017	11,490
$123,496

Computer equipment utilized under capital leases at July 31, 2014 and 2013 is as follows:

	2014	2013
Computer equipment	$247,522	$224,712
Less: accumulated amortization	(136,189)	(69,548)
	$111,333	$155,164
Amortization expense	$66,642	$34,845

(9)Lease commitments

The Company utilizes office space under operating leases.  Rent expense is recognized on a straight line basis and amounted to $213,292 and $199,005 in 2014 and 2013, respectively, including $150,000 and $87,500, respectively, paid to a related party. A summary of approximate future minimum payments under these leases as of July 31, 2014 is as follows:

Year	Amount
2015	$208,000
2016	213,000
2017	195,000
2018	215,000
2019	55,000
$886,000

(10)Related party transactions

Revenue recognized from a related party amounted to approximately $812,000 and $500,000 in 2014 and 2013, respectively. The Company was owed accounts receivable and unbilled receivables from this related party totaling $192,820 and $243,378 at July 31, 2014 and 2013, respectively.

Amounts owed to a member amounted to $39,983 and $20,167 as of July 31, 2014 and 2013. The advances from the member are non‑interest bearing and are due on demand.

(11)Supplemental disclosures of cash flow statement information

	2014	2013
Interest paid	$15,760	$16,177

During 2014 and 2013, the Company incurred capital lease obligations of $22,810 and $130,510, respectively, for various acquisitions of computer equipment (Note 8).

(12)Subsequent event

During October 2014, the Company entered into an asset purchase agreement with ARI Network Services, Inc. ("ARI") whereby the Company sold substantially all of its assets to ARI.

EXHIBIT 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On September 30, 2014, ARI Network Services, Inc. (“ARI” or the “Company”), completed its acquisition of substantially all of the assets of Tire Company Solutions, LLC (“TCS”), pursuant to the terms of the Asset Purchase Agreement dated as of September 30, 2014 (the "Asset Purchase Agreement"). Consideration for the acquisition included, (1) a cash payment equal to $4,200,000; (2) 618,744 shares of the Company's common stock, $0.001 par value (the "Common Stock"); (3) the issuance of two promissory notes (the “TCS Notes”) in aggregate principal amount of $3,000,000 to the former owners of TCS; and (4) a contingent earn-out purchase price payable in three potential payments and contingent upon the attainment of specific revenue goals.

The unaudited pro forma condensed combined statements of operations for the year ended July 31, 2014 and the unaudited pro forma condensed combined balance sheet as of July 31, 2014 illustrate the estimated effect of the acquisition of TCS on the Company's financial statements. The unaudited pro forma condensed combined financial statements are based on certain estimates and assumptions made with respect to the combined operations of ARI and TCS, which the Company believes are reasonable. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to be indicative of the results of operations or financial position of ARI or TCS that actually would have been achieved had the acquisition of TCS been completed on the assumed dates, or to project the Company's results of operations or financial position for any future date or period. The unaudited pro forma condensed combined statement of operations gives pro forma effect to the acquisition as if it had occurred on August 1, 2013. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the acquisition as if it had occurred on July 31, 2014.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following:

(1)

the ARI audited consolidated financial statements as of and for the year ended July 31, 2014, and the notes thereto included in the Company's Annual Report on Form 10-K filed with the United States Securities and Exchange Commission (“SEC”) on October 29, 2014; and

(2)	the TCS audited consolidated financial statements as of and for the year ended July 31, 2014, and the notes thereto, included in the Form 8-K/A, of which this exhibit is a part.

The acquisition is being accounted for using the acquisition method of accounting for business combinations in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method, the total consideration transferred to consummate the acquisition is being allocated to the tangible and intangible assets acquired and liabilities assumed based on extensive judgments and estimates of their respective fair values as of the closing date of the acquisition. Accordingly, the allocation of the consideration transferred in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final valuation of the assets acquired and liabilities assumed. Such adjustments could be significant. The final valuation is expected during 2015.

For income tax purposes, the acquisition is a taxable business combination. The ARI tax basis in the assets acquired and liabilities assumed will be equal to fair market value as of the acquisition date, and thus the basis for financial reporting and tax purposes will generally be the same and no temporary differences are expected.

The historical consolidated financial statements of the Company have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the acquisition, (2) factually supportable, and (3) with respect to the unaudited condensed combined statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information does not reflect any operating cost synergy savings that the combined company may achieve as a result of the acquisition, or the costs necessary to achieve these operating synergies.

1

ARI Network Services, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of July 31, 2014

(in thousands)

	July 31, 2014
	ARI	TCS	Pro Forma Adjustments (1)		Pro Forma Combined
Current Assets:
Cash and cash equivalents	$1,808	$173	$(1,000)	(a)	$981
Receivables, Net	1,212	1,552			2,764
Prepaid expenses and other current assets	1,324	100			1,424
Deferred income taxes	2,655				2,655
Total Current Assets	6,999	1,825	(1,000)		7,824
Net equipment and leasehold improvements	1,771	151	(31)	(b)	1,891
Net capitalized software product costs	4,020	1,717	(937)	(c)	4,800
Deferred income taxes	3,507				3,507
Other long term assets	72				72
Other intangible assets, net	3,612		3,660	(d)	7,272
Goodwill	12,367		4,368	(e)	16,735
Total Assets	$32,348	$3,693	$6,060		$42,101

	July 31, 2014
	ARI		TCS		Pro Forma Adjustments (1)			Pro Forma Combined
Current liabilities:
Current borrowings on line of credit		$-		$140		$(140)	(f)		$-
Current portion of notes payable		675		50		(271)	(a), (f)		454
Current portion of contingent liability		295				521	(a)		816
Accounts payable		656		75					731
Deferred revenue		7,415		1,161		(815)	(g)		7,761
Accrued payroll and related liabilities		1,336		274					1,610
Accrued sales, use and income taxes		123							123
Other accrued liabilities		472							472
Current portion of capital lease obligations		195		56					251
Total Current Liabilities		11,167		1,756		(705)			12,218
Notes payable (net of discount)		3,375		27		5,194	(a), (f)		8,596
Borrowings on Line of Credit - Long-Term		-		-		1,200	(a)		1,200
Long-term portion of contingent liability		153				240	(a)		393
Capital lease obligations		233		61					294
Other long term liabilities		214		66		(66)	(f)		214
Total Non-current Liabilities		3,975		154		6,568			10,697
Total Liabilities		15,142		1,910		5,863			22,915

Shareholders' equity:
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 shares issued and outstanding at July 31, 2014 and July 31, 2013, respectively		-							-
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding at July 31, 2014 and July 31, 2013, respectively		-							-
Common stock, par value $.001 per share, 25,000,000 shares authorized; 13,506,316 and 12,976,588 shares issued and outstanding at July 31, 2014 and 2013, respectively		14							14
Additional paid-in capital		106,077				1,980	(a)		108,057
Members Equity				1,783		(1,783)	(h)		-
Accumulated deficit		(88,864)							(88,864)
Other accumulated comprehensive income		(21)							(21)
Total Shareholders' Equity		17,206		1,783		197			19,186
Total liabilities and shareholders' equity	$	$ 32,348	$	$ 3,693	$	$ 6,060		$	$ 42,101

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

______________________________

(1)	See Note 4 for detailed explanations regarding the Pro Forma Adjustments.

2

ARI Network Services, Inc.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended July, 2014

(in thousands, except for per share data)

Year ended July 31, 2014

	ARI	TCS	Pro Forma Adjustments (1)			Pro Forma Combined
Net revenue	$33,019	$5,174	$			$38,193
Cost of revenue	6,378	1,454		(377)	(j)	7,455
Gross profit	26,641	3,720		377		30,738
Net operating expenses	26,285	3,134		441	(i), (j)	29,860
Operating income	356	586		(64)		878
Other income (expense):						-
Interest expense	(286)	(17)		(269)	(k)	(572)
Loss on FMV of Warrant Derivatives	(28)					(28)
Gain on settlement of contingent liabilities	67					67
Other, net	30	9				39
Total other expense	(217)	(8)		(269)		(494)
Income from continuing operations						-
before provision for income tax	139	578		(333)		384
Income tax expense	(241)	-		(98)	(l)	(339)
Net income	$(102)	$578		$(431)		$45

Average common shares outstanding:
Basic	13,290			619	(m)	13,909
Diluted	13,290			619	(m)	13,909
Basic and diluted net income (loss) per share:						-
Basic	$(0.01)					$0.00
Diluted	$(0.01)					$0.00

See accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, which are an integral part of these statements.

______________________________

(1)	See Note 4 for detailed explanations regarding the Pro Forma Adjustments.

3

ARI NETWORK SERVICES, INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 1.   Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical consolidated financial statements of ARI and TCS as of July 31, 2014 and for the year ended July 31, 2014. The unaudited pro forma condensed combined statements of operations and balance sheet give effect to the acquisition of certain TCS assets and liabilities as if it occurred on August 1, 2013 for statement of operations purposes, and on July 31, 2014 for balance sheet purposes.

The unaudited pro forma condensed combined financial information is not necessarily indicative of the combined results of operations or financial condition had the acquisition been completed as of the dates indicated. The unaudited pro forma condensed combined financial information does not purport to project future results of operations or financial position of the combined company. The unaudited pro forma condensed combined financial statements, and the related pro forma adjustments in Note 4, do not reflect any operating cost synergy savings that the combined company may achieve as a result of the acquisition, or the costs necessary to achieve these operating synergies.

Note 2.   Preliminary Estimated Purchase Price

The total preliminary estimated purchase price, based on the July 31, 2014 unaudited pro forma condensed combined balance sheet, was $9,941,000 which included, (1) a cash payment equal to $4,200,000; (2) 618,744 shares of Common Stock, $0.001 par value (the "Common Stock"); (3) the issuance of TCS Notes; and (4) a contingent earn-out purchase price payable in three potential payments and contingent upon the attainment of specific revenue goals.  The preliminary estimated purchase price to be allocated is as follows (in thousands):

Preliminary Estimated
Purchase Price

Cash	$4,200
Financed by note payable	3,000
Issuance of common stock	1,980
Contingent earn-out	761
Total	$9,941

The final purchase price is subject to post-closing adjustments pursuant to the terms of the Asset Purchase Agreement and to completion of the final valuation of the net assets acquired and contingent earn-out. The final valuation is expected to be completed as soon as is practicable but no later than 12 months after the closing date of the acquisition and could have a material impact on the preliminary purchase price noted above.

4

ARI NETWORK SERVICES, INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

Note 3. Estimate of Assets to be Acquired

Under the acquisition method of accounting, the total preliminary estimated purchase price as shown in Note 2 is allocated to the acquired TCS tangible and intangible assets (both definite and indefinite-lived) and assumed TCS liabilities based on their estimated fair values as of the September 30, 2014 acquisition closing date.

The allocation of the consideration transferred to effect the acquisition is preliminary. The final purchase price is subject to post-closing adjustments pursuant to the terms of the purchase agreement and to completion of the final valuation of the net assets acquired and contingent earn-out. The final valuation is expected to be completed as soon as is practicable but no later than 12 months after the closing date of the acquisition and could have a material impact on the preliminary estimate of assets to be acquired.

The preliminary estimate of assets to be acquired and liabilities to be assumed by ARI based on the July 31, 2014 unaudited pro forma condensed combined balance sheet is as follows (in thousands, includes impact of pro forma balance sheet adjustments from Note 4):

Preliminary Purchase
Price Allocation

Current assets	$1,825
Furniture and equipment	120
Software product costs	780
Intangible assets	3,660
Goodwill	4,368
Assumed liabilities	(812)
Total	$9,941

Note 4. Pro Forma Adjustments

Adjustments included in the column under the heading "Pro Forma Adjustments" are presented in accordance with GAAP and represent the following:

(a)	To adjust the balance sheet for the funding of the preliminary estimated purchase price as follows (in thousands):

Preliminary Estimated
Purchase Price

Decrease in cash and cash equivalents	$1,000
Increase in borrowings on line of credit - long term	1,200
Increase in notes payable (1)	2,000
Total cash paid to seller	4,200
Increase in notes payable - TCS Notes	3,000
Increase in additional paid in capital	1,980
Increase in contingent liabilities (2)	761
Total	$9,941

(1)

As part of the acquisition ARI entered into a loan modification agreement with Silicon Valley Bank to increase borrowings on the term loan to fund the acquisition.  This agreement also extended the payment terms on the note reducing the current portion of the note payable approximately $221,000 to $454,000.

(2)	Based on preliminary appraisal, $521,000 adjusted to current portion and $240,000 to long term.

(b)To record a $31,000 reduction in hardware and equipment to a value of 120,000 based on the preliminary assessment of fair value.

(c)To record a $937,000 reduction in capitalized software to a value of 780,000, based on the preliminary results of an appraisal of the TCS software acquired.

(d)To record intangible assets of $3,660,000 based on the preliminary results of an appraisal.  The intangible assets consist of $610,000 of trade names, $2,270,000 of customer relationships and $780,000 of non-competition agreements.

(e)To record preliminary goodwill balance of $4,368,000.

(f)To eliminate the following liabilities not assumed as part of the asset purchase agreement (in thousands):

Liabilities
not Assumed

TCS borrowings on line of credit	$140
TCS current portion of notes payable	50
TCS long-term portion of notes payable	27
TCS other long term liabilities	66
Total	$283

(g)To record an $815,000 reduction in deferred revenue to a value of $346,000, based on the preliminary fair value analysis of its fair value.

(h)To eliminate TCS’s historical members’ equity.

(i)To eliminate the transaction costs recorded in the ARI and TCS financial statements of $159,000 and $100,000 respectively.

(j)To eliminate TCS software amortization recorded of $577,000 and record $200,000 and $700,000 of amortization expense in cost of revenue and net operating expenses, respectively.  The amortization expense recorded is based on the preliminary results of an appraisal and relates to acquired software product costs and the customer relationship, trade name and non-compete intangible assets.

(k)To eliminate TCS interest expense recorded of $17,000 related to debt ARI is not assuming, and to record interest expense related to the new debt incurred to fund the acquisition, as follows (in thousands):

	Debt	Interest	Pro Forma
	Incurred	Rate	Interest

Borrowings on line of credit and notes payable	$3,200	4.25%	$136
TCS Notes	3,000	5.00%	150
Interest expense related to new debt incurred	6,200		286
Eliminate interest expense recorded by TCS			(17)
Pro Forma adjustment to interest expense			$269

(l)  Prior to the acquisition by ARI, TCS was treated as a partnership for tax purposes.  This adjustment is to record income tax expense on the historical TCS net income and pro forma adjustments at an estimated rate of 40%.

(m) To adjust average shares of Common Stock outstanding for the shares issued to fund the acquisition of TCS.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2014

ARI NETWORK SERVICES, INC.

(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation)

0-19608 (Commission File Number)

39-1388360 (IRS Employer Identification No.)

10850 West Park Place, Suite 1200 Milwaukee, Wisconsin (Address of principal executive offices)

53224 (Zip Code)

Registrant’s telephone number, including area code: (414) 973-4300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:



Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)



Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)



Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))



Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

2

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 9, 2014, James R. Johnson resigned from the Board of Directors of ARI Network Services, Inc. (the “Company”), effective immediately. Mr. Johnson was also a member of the Company’s Audit Committee. In recognition of his service, the Company determined to accelerate the vesting of all of Mr. Johnson’s unvested restricted stock awards, to vest immediately upon his resignation. Mr. Johnson’s resignation was not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 12, 2014

ARI NETWORK SERVICES, INC.

By:

/s/ William A. Nurthen

William A. Nurthen

Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 10-Q

(Mark One)

(X)QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended October 31, 2014

( )TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file number 000-19608

ARI Network Services, Inc.

(Exact name of registrant as specified in its charter)

WISCONSIN       39-1388360

(State or other jurisdiction of incorporation or organization)(IRS Employer Identification No.)

10850 West Park Place, Suite 1200, Milwaukee, Wisconsin  53224

(Address of principal executive offices)

(414) 973-4300

(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YESüNO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YESüNO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filerAccelerated filer

Non-accelerated filerSmaller reporting companyü

(Do not check if a smaller reporting

reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YESNOü

As of December 9, 2014 there were 14,230,632 shares of the registrant’s common stock outstanding.

ARI Network Services, Inc.

FORM 10-Q

FOR THE THREE MONTHS ENDED OCTOBER 31, 2014

ARI Network Services, Inc.

Consolidated Balance Sheets

(Dollars in Thousands, Except per Share Data)

	(Unaudited)	(Audited)
	Oct 31	July 31
	2014	2014
ASSETS
Cash and cash equivalents	$1,597	$1,808
Trade receivables, less allowance for doubtful accounts of $521
and $359 at October 31, 2014 and July 31,2014, respectively	2,062	1,212
Work in process	316	294
Prepaid expenses and other	877	1,030
Deferred income taxes	2,551	2,655
Total current assets	7,403	6,999
Equipment and leasehold improvements:
Computer equipment and software for internal use	2,386	2,382
Leasehold improvements	626	626
Furniture and equipment	2,464	2,327
	5,476	5,335
Less accumulated depreciation and amortization	(3,712)	(3,564)
Net equipment and leasehold improvements	1,764	1,771
Capitalized software product costs:
Amounts capitalized for software product costs	23,797	22,676
Less accumulated amortization	(19,205)	(18,656)
Net capitalized software product costs	4,592	4,020
Deferred income taxes	3,542	3,507
Other long-term assets	102	72
Other intangible assets	7,057	3,612
Goodwill	17,666	12,367
Total non-current assets	34,723	25,349
Total assets	$42,126	$32,348

See accompanying notes

ARI Network Services, Inc.

Consolidated Balance Sheets

(Dollars in Thousands, Except per Share Data)

	(Unaudited)	(Audited)
	Oct 31	July 31
	2014	2014
LIABILITIES
Current borrowings on line of credit	$1,000	$—
Current portion of long-term debt	605	675
Current portion of contingent liabilities	165	295
Accounts payable	942	656
Deferred revenue	7,631	7,415
Accrued payroll and related liabilities	1,660	1,336
Accrued sales, use and income taxes	132	123
Other accrued liabilities	622	472
Current portion of capital lease obligations	241	195
Total current liabilities	12,998	11,167
Long-term debt	8,445	3,375
Long-term portion of contingent liabilities	761	153
Capital lease obligations	241	233
Other long term liabilities	208	214
Total non-current liabilities	9,655	3,975
Total liabilities	22,653	15,142
SHAREHOLDERS' EQUITY
Cumulative preferred stock, par value $.001 per share, 1,000,000 shares authorized; 0 shares issued and outstanding at October 31, 2014 and July 31, 2014, respectively	—	—
Junior preferred stock, par value $.001 per share, 100,000 shares authorized; 0 shares issued and outstanding at October 31, 2014 and July 31, 2014, respectively	—	—
Common stock, par value $.001 per share, 25,000,000 shares authorized; 14,227,257 and 13,506,316 shares issued and outstanding at October 31, 2014 and July 31, 2014, respectively	14	14
Additional paid-in capital	108,231	106,077
Accumulated deficit	(88,760)	(88,864)
Other accumulated comprehensive loss	(12)	(21)
Total shareholders' equity	19,473	17,206
Total liabilities and shareholders' equity	$42,126	$32,348

See accompanying notes

ARI Network Services, Inc.

Consolidated Statements of Operations

(Dollars in Thousands, Except per Share Data)

(Unaudited)

	Three months ended October 31
	2014	2013
Net revenue	$9,112	$8,160
Cost of revenue	1,749	1,560
Gross profit	7,363	6,600
Operating expenses:
Sales and marketing	2,542	2,457
Customer operations and support	1,690	1,611
Software development and technical support (net of capitalized software product costs)	872	556
General and administrative	1,604	1,488
Depreciation and amortization (exclusive of amortization of software product costs included in cost of revenue)	372	321
Net operating expenses	7,080	6,433
Operating income	283	167
Other income (expense):
Interest expense	(89)	(70)
Loss on change in fair value of stock warrants	—	(22)
Gain on change in fair value of estimated contingent liabilities	—	26
Other, net	(1)	8
Total other income (expense)	(90)	(58)
Income before provision for income tax	193	109
Income tax expense	(89)	(84)
Net income	$104	$25
Net income per common share:
Basic	$0.01	$0.00
Diluted	$0.01	$0.00

See accompanying notes

Consolidated Statements of Comprehensive Income
(Dollars in Thousands)
(Unaudited)
	Three months ended October 31
	2014	2013
Net income	$104	$25
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	9	(5)
Total other comprehensive income (loss)	9	(5)
Comprehensive income	$113	$20

See accompanying notes

ARI Network Services, Inc.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

(Unaudited)

	Three months ended October 31
	2014	2013
Operating activities:
Net income	$104	$25
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of software products	549	444
Amortization of discount related to present value of earn-out	(3)	(4)
Amortization of bank loan fees	12	7
Interest expense related to earn-out payable	8	24
Depreciation and other amortization	371	321
Loss on change in fair value of stock warrants	-	22
Gain on change in fair value of earn-out payable	-	(26)
Provision for bad debt allowance	51	32
Deferred income taxes	69	121
Stock based compensation	68	36
Stock based director fees	35	-
Net change in assets and liabilities:
Trade receivables	(224)	(453)
Work in process	(22)	37
Prepaid expenses and other	185	115
Other long-term assets	(39)	(17)
Accounts payable	226	(158)
Deferred revenue	(130)	(638)
Accrued payroll and related liabilities	230	(140)
Accrued sales, use and income taxes	-	(43)
Other accrued liabilities	144	269
Net cash provided by (used in) operating activities	$1,634	$(26)
Investing activities:
Purchase of equipment, software and leasehold improvements	(21)	(189)
Cash received on earn-out from disposition of a component of the business	-	37
Cash paid for contingent liabilities related to acquisitions	(249)	(252)
Cash paid for net assets related to acquisitions	(4,200)	-
Software development costs capitalized	(341)	(548)
Net cash used in investing activities	$(4,811)	$(952)
Financing activities:
Borrowings under line of credit, net	$1,000	$-
Payments on long-term debt	(168)	(112)
Borrowings under long-term debt	2,168	-
Payments of capital lease obligations	(55)	-
Proceeds from issuance of common stock	16	16
Net cash provided by (used in) financing activities	$2,961	$(96)
Effect of foreign currency exchange rate changes on cash	5	-
Net change in cash and cash equivalents	(211)	(1,074)
Cash and cash equivalents at beginning of period	1,808	2,195
Cash and cash equivalents at end of period	$1,597	$1,121
Cash paid for interest	$74	$71
Cash paid for income taxes	$20	$66

Non-cash investing and financing activities
Issuance of common stock in connection with acquisitions	$1,980	$-
Debt issued in connection with acquisitions	3,000	-
Capital leases acquired in connection with acquisitions	109	-
Issuance of common stock related to payment of contingent liabilities	42	-
Issuance of common stock related to payment of director compensation	31	-
Issuance of common stock related to payment of employee compensation	97	-
Contingent liabilities incurred in connection with acquisition	761	-

See accompanying notes

ARI Network Services, Inc.

Notes to Consolidated Financial Statements

1.Description of the Business and Significant Accounting Policies

Description of the Business

(“ARI” or “the Company”) creates software-as-a-service (“SaaS”) and data-as-a-service (“DaaS”) solutions that help equipment manufacturers, distributors and dealers in selected vertical markets to Sell More Stuff!™ – online and in-store. We remove the complexity of selling and servicing new and used inventory, parts, garments, and accessories (”PG&A”) for customers in the outdoor power equipment (“OPE”), powersports, automotive tire and wheel (“ATW”), home medical equipment (“HME”), marine, recreational vehicle (“RV”) and appliances industries.  Our innovative products are powered by a proprietary library of enriched original equipment and aftermarket content that spans more than 750,000 equipment models from over 1,500 manufacturers. More than 23,500 equipment dealers, 195 distributors and 3,360  brands worldwide leverage our web and eCatalog platforms to Sell More Stuff!

We were incorporated in Wisconsin in 1981.  Our principal executive office and headquarters is located in Milwaukee, Wisconsin.  The office address is 10850 West Park Place, Suite 1200, Milwaukee, WI 53224, and our telephone number at that location is (414) 973-4300. Our principal website address is www.arinet.com.  ARI also maintains operations in Duluth, Minnesota; Cypress, California; Floyds Knobs, Indiana; Cookeville, Tennessee; Salt Lake City, Utah and Leiden, The Netherlands.

Basis of Presentation

These consolidated financial statements include the consolidated financial statements of ARI and its wholly-owned subsidiary, ARI Europe B.V. and have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  We eliminated all significant intercompany balances and transactions in consolidation.  All adjustments that, in the opinion of management, are necessary for a fair presentation for the periods presented have been reflected as required by Regulation S-X, Rule 10-01.

Fiscal Year

Our fiscal year ends on July 31. References to fiscal 2015, for example, refer to the fiscal year ended July 31, 2015, and references to fiscal 2014 refer to the fiscal year ended July 31, 2014.

Revenue Recognition

Revenues from subscription fees for use of our software, access to our catalog content, and software maintenance and support fees are all recognized ratably over the contractual term of the arrangement. ARI considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable and evaluates other arrangements with payment terms longer than normal to determine whether the arrangement is fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. Arrangements that include acceptance terms beyond the standard terms are not recognized until acceptance has occurred. If collectability is not considered probable, revenue is recognized when the fee is collected.

Revenues for professional services to customize complex features and functionality in a product’s base software code or develop complex interfaces within a customer’s environment are recognized as the services are performed.  When the current estimates of total contract revenue for professional services and the total related costs indicate a loss, a provision for the entire loss on the contract is made in the period the amount is determined.  Professional services revenue for set-up and integration of hosted websites, or other services considered essential to the functionality of other elements of this type of arrangement, is amortized over the term of the contract.

Revenue for variable transaction fees, primarily for use of the shopping cart feature of our websites, is recognized as it is earned.

Amounts received for shipping and handling fees are reflected in revenue.  Costs incurred for shipping and handling are reported in cost of revenue.

Amounts invoiced to customers prior to recognition as revenue, as discussed above, are reflected in the accompanying balance sheets as deferred revenue.

No single customer accounted for 10% or more of ARI’s revenue during the three months ended October 31, 2014 or 2013.

Trade Receivables, Credit Policy and Allowance for Doubtful Accounts

Trade receivables are uncollateralized customer obligations due on normal trade terms, most of which require payment within thirty (30) days from the invoice date.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected.  Management individually reviews receivable balances that exceed ninety (90) days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion of the balance that will not be collected.  The allowance for potential doubtful accounts is reflected as an offset to trade receivables in the accompanying balance sheets.

Capitalized and Purchased Software Product Costs

Certain software development and acquisition costs are capitalized when incurred. Capitalization of these costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the on-going assessment of recoverability of software costs require considerable judgment by management with respect to certain external factors, including, but not limited to, the determination of technological feasibility, anticipated future gross revenue, estimated economic life and changes in software and hardware technologies.

The annual amortization of software products is computed using the straight-line method over the estimated economic life of the product which currently runs from two to nine years. Amortization starts when the product is available for general release to customers.  The Company capitalizes software enhancements on an on-going basis and all other software development and support expenditures are charged to expense in the period incurred.

Deferred Loan Fees and Debt Discounts

Fees associated with securing debt are capitalized and included in prepaid expense and other and other long term assets on the consolidated balance sheet.  Common stock issued in connection with securing debt is recorded to debt discount, reducing the carrying amount of the debt on the consolidated balance sheet.  Deferred loan fees and debt discounts are amortized to interest expense over the life of the debt using the effective interest method.

Deferred Income Taxes

The tax effect of the temporary differences between the book and tax bases of assets and liabilities and the estimated tax benefit from tax net operating losses is reported as deferred tax assets and liabilities in the consolidated balance sheets. An assessment of the likelihood that net deferred tax assets will be realized from future taxable income is performed at each reporting date or when events or changes in circumstances indicate that there may be a change in the valuation allowance. Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as valuation allowance is considered to be a significant estimate that is subject to change in the near term. To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the consolidated statements of operations.

Legal Provisions

ARI is periodically involved in legal proceedings arising from contracts, patents or other matters in the normal course of business. We reserve for any material estimated losses if the outcome is probable and reasonably estimable, in accordance with GAAP.   We had no legal provisions for legal proceedings during the three months ended October 31, 2014 and 2013.

2. Basic and Diluted Net Income per Common Share

Basic net income per common share is computed by dividing net income by the basic weighted average number of common shares outstanding during the period.  Diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period and reflects the potential dilution that could occur if all of ARI’s outstanding stock options and warrants that are in the money were exercised (calculated using the treasury stock method).

The following table is a reconciliation of basic and diluted net income per common share (in thousands, except per share data):

	Three months ended October 31
	2014	2013

Net income	$104	$25

Weighted-average common shares outstanding	13,693	12,995
Effect of dilutive stock options and warrants	321	763
Diluted weighted-average common shares outstanding	14,014	13,758

Net income per share
Basic	$0.01	$0.00
Diluted	$0.01	$0.00

Options and warrants that could potentially dilute net income per share in the future that are not included in the computation of diluted net income per share, as their impact is anti-dilutive	226	-

3.     Debt

Silicon Valley Bank

On April 26, 2013, the Company entered into a Loan and Security Agreement (the “Agreement”) with Silicon Valley Bank (“SVB”), pursuant to which SVB extended to the Company credit facilities consisting of a $3,000,000 revolving credit facility with a maturity date of April 26, 2015 and a $4,500,000 term loan with a maturity date of April 26, 2018.  The Agreement replaced the Company’s Loan and Security Agreement with Fifth Third Bank.

On September 30, 2014, in connection with the Company’s acquisition of Tire Company Solutions, LLC (“TCS”), the Company entered into the First Loan Modification Agreement (the “Modification Agreement”) with SVB, which contained substantial amendments to the terms of the Agreement.

The Modification Agreement includes credit facilities consisting of  a $3,000,000 revolving credit facility with a maturity date of September 30, 2016 and a $6,050,000 term loan with a maturity date of September 30, 2019.  This term loan is an amendment to the existing $4,500,000 term loan with an original maturity date of April 26, 2018.

The term loan and any loans made under the SVB revolving credit facility accrue interest at a per annum rate equal to the Prime rate plus the Applicable Margin for Prime Rate Loans set forth in the chart below determined based on the Total Leverage Ratio, as defined in the Modification Agreement.  The Company had $1,000,000 outstanding on the revolving credit facility and an effective interest rate was 4.25% at October 31, 2014.

Applicable Margin
Total Leverage Ratio	for Prime Rate Loans

>= 2.50 to 1.0:	1.50%
> 1.75 to 1.00 but <2.50 to 1.00:	1.00%
<= 1.75 to 1.00:	0.50%

Principal in respect of any loans made under the revolving facility is required to be paid in its entirety on or before September 30, 2016.  Principal in respect of the term loan is required to be paid in quarterly installments on the first day of each fiscal quarter of the Company as follows:  $151,250 commenced on November 1, 2014 through August 1, 2016; $226,875 commencing on November 1, 2016 through August 1, 2017; and $302,500 commencing on November 1, 2017 through August 1, 2019.  All remaining principal in respect of the term loan is due and payable on September 30, 2019.  The Company is permitted to prepay all of, but not less than all of, the outstanding principal amount of the term loan upon notice to SVB and, in certain circumstances, the payment of a prepayment penalty of up to $121,000.  Following July 31, 2015, the Modification Agreement requires the Company to make additional payments in the amount of 25% of excess cash flow until the Company’s Total Leverage Ratio is less than 2.00 to 1.00.

The Modification Agreement contains covenants that restrict, among other things and subject to certain conditions, the ability of the Company to permit a change of control, incur debt, create liens on its assets, make certain investments, enter into merger or acquisition transactions and make distributions to its shareholders. Financial covenants include the maintenance of a minimum Total Leverage Ratio equal to or less than 3.25 to 1.00 through the period ending October 31, 2014 and 3.00 to 1:00 thereafter, and the maintenance of a Fixed Charge Coverage Ratio (as defined in the Modification Agreement) equal to or greater than 1.25 to 1.00. The Modification Agreement also contains customary events of default that, if triggered, could result in an acceleration of the Company’s obligations under the Modification Agreement.  The loans are secured by a first priority security interest in substantially all assets of the Company.

TCS Promissory Notes

In connection with the acquisition of TCS, on September 30, 2014, the Company issued two promissory notes (the “Notes”) in the aggregate principal amount of $3,000,000 to the former owners of TCS.  The Notes initially will accrue interest on the outstanding unpaid principal balance at a rate per annum equal to 5.0%; however, if any amount payable under a Note is not paid when due, such overdue amount will bear interest at the default rate of 7.5% from the date of such non-payment until such amount is paid in full. Accrued interest on the Notes will be due and payable quarterly commencing on December 29, 2014 and continuing on each 90th calendar day thereafter, until September 30, 2018, at which time all accrued interest and outstanding principal balance will be due and payable in full. The first four payments due and payable under the Notes will be interest only payments, and payments of principal and interest shall not commence until the payment due on December 29, 2015. The payments are subject to acceleration upon certain Events of Default, as defined in the Notes.

The following table sets forth certain information related to the Company’s long-term debt as of October 31, 2014 and July 31, 2014 (in thousands):

	October 31	July 31
	2014	2014
Notes payable principal	$9,050	$4,050
Less current maturities	(605)	(675)
Notes payable - non-current	$8,445	$3,375

Minimum principal payments due on the SVB Term Note and the TCS Notes are as follows for the fiscal years ending (in thousands):

	SVB Term Note	TCS Note	Total Notes Payable
2015	$454	$—	$454
2016	605	750	1,355
2017	832	1,000	1,832
2018	1,134	1,000	2,134
2019	1,210	250	1,460
2020	1,815	—	1,815
	$6,050	$3,000	$9,050

4. Business Combinations

On September 30, 2014, the Company acquired substantially all of the assets of TCS, a leading provider of software, websites and digital marketing services designed exclusively for dealers, wholesalers, retreaders and manufacturers within the automotive tire and wheel industries. Consideration for the acquisition included, (1) a cash payment equal to $4,200,000; (2) 618,744 shares of the Company's common stock; (3) the issuance of two promissory notes in aggregate principal amount of $3,000,000 to the former owners of TCS; and (4) a contingent earn-out purchase price contingent upon the attainment of specific revenue goals over the first three years following the acquisition.

The acquisition eliminated a direct competitor and increased the Company’s portfolio of automotive tire and wheel dealer websites by more than 30%.  The acquisition is expected to accelerate ARI’s opportunity to drive organic growth through the cross‐selling of new products.  It also provides solutions for the entire automotive tire and wheel supply chain, including wholesalers, retreaders and manufacturers.  TCS offers a business management solution for tire and wheel dealers as well as for auto repair shops.  The combined customer benefits and operational efficiencies are expected to result in a stronger organization that can create more value for our customers, employees and shareholders than the sum of the stand‐alone business units.

The acquisition was funded from cash on hand, an increase in our SVB Term Loan, funds available on our revolving credit facility and seller financing.  The following tables show the preliminary allocation of the purchase price (in thousands):

Purchase
Price
Cash	$4,200
Financed by note payable	3,000
Issuance of common stock	1,980
Contingent earn-out	761
Purchase Price	$9,941

Purchase
Allocation
Trade receivables, net	$683
Prepaid expense and other	38
Assumed liabilities	(638)
Furniture and equipment	120
Software product costs	780
Intangible assets	3,660
Goodwill	5,298
Purchase Price Allocation	$9,941

Estimated intangible assets include the fair value of tradenames, customer relationships, and non-competition agreements.  Estimated goodwill represents the additional benefits provided to the Company by the acquisition of TCS through operational synergies.  The Company recognized $468,000 of revenue related to TCS during fiscal 2015 since the date of acquisition.  The Company acquired approximately $5,300,000 of tax deductible goodwill related to the TCS acquisition.

The final purchase price, as well as the purchase price allocation, is subject to post-closing adjustments pursuant to the terms of the purchase agreement and to completion of the final valuation of the net assets acquired and contingent earn-out. The final valuation is expected to be completed as soon as is practicable but no later than September 30, 2015 and could have a material impact on the preliminary purchase price allocation disclosed above.

The following preliminary unaudited pro forma combined financial information presents the Company's results as if the Company had acquired TCS on August 1, 2013. The unaudited pro forma information has been prepared with the following considerations:

i.

The unaudited pro forma condensed consolidated financial information has been prepared using the acquisition method of accounting under existing GAAP. The Company is the acquirer for accounting purposes.

ii.

The pro forma combined financial information does not reflect any operating cost synergy savings that the combined company may achieve as a result of the acquisition, the costs necessary to achieve these operating synergy savings or additional charges necessary as a result of the acquisition.

The unaudited pro forma financial information presented is for information purposes only and does not purport to represent what the Company's and TCS’s financial position or results of operations would have been had the acquisition in fact occurred on such date or at the beginning of the period indicated, nor does it project the Company's and TCS’s financial position or results of operation for any future date or period.

	Three months ended October 31
	2014	2013
Revenue	$10,028	$9,207
Net income	$243	$18

Net income per common share:
Basic	$0.02	$0.00
Diluted	$0.02	$0.00

Pro forma adjustments to net income include amortization costs related to the acquired intangible assets, acquisition-related professional fees, interest expense on the debt incurred to acquire the assets of TCS, and the tax effect of the historical TCS results of operations and the pro forma adjustments at an estimated tax rate of 40% as follows:

	Three months ended October 31
	2014	2013

Amortization of intangible assets	$54	$81
Acquisition-related professional fees	(210)	-
Interest expense	45	67
Income tax benefit (expense )	92	(4)

On November 1, 2013, the Company acquired substantially all of the assets of DUO Web Solutions (“DUO”) pursuant to an Asset Purchase Agreement dated November 1, 2013.  DUO was a leading provider of social media and online marketing services for the powersports industry, which is in line with the Company’s strategy to grow the digital marketing services side of the business.  The Company determined that the DUO assets acquired did not constitute a business that is “significant” as defined in the applicable SEC regulations, nor did it have a material impact on the Company’s financial statements.

On November 28, 2012, the Company, through a wholly-owned subsidiary, completed the acquisition of the assets of the Retail Services Division of Fifty Below Sales & Marketing, Inc. (“50 Below”), a leading provider of eCommerce websites in the powersports, ATW and HME industries for a purchase price of $5,000,000 and the assumption of contracts having deferred revenue (ongoing service requirements for which ARI will not receive payment) valued in the amount of $4,601,000.  The Company did not assume any outstanding debtor-in-possession financing obligation; however, the Company agreed to: (a) cover claims held by certain employees against the estate of 50 Below, subject to a cap of $17,000; and (b) release any potential claim against 50 Below for alleged infringement of ARI’s intellectual property rights.

On August 17, 2012, the Company acquired substantially all of the assets of Ready2Ride, Incorporated (“Ready2Ride”) pursuant to the terms of an Asset Purchase Agreement dated August 17, 2012.  Ready2Ride markets aftermarket fitment data to the powersports industry, which furthers ARI’s differentiated content strategy and expands ARI’s product offerings into aftermarket PG&A.

Consideration for the Ready2Ride acquisition included $500,000 in cash, 100,000 shares of the Company’s common stock and assumed liabilities totaling approximately $419,000, a contingent hold-back purchase price of up to $250,000 and a contingent earn-out purchase price ranging from, in aggregate, $0 to $1,500,000.

On October 22, 2013, the Company amended the Ready2Ride Asset Purchase Agreement in relation to the earn-out payments as follows: (i) the first earn-out payment was composed of $125,000 paid in October 2013 and 10,000 shares of common stock issued in November 2013; (ii) the second earn-out payment was composed of $125,000 and 15,000 shares of common stock payable in September 2014; and (iii) the third earn-out payment is composed of $125,000 and 15,000 shares of common stock payable in September 2015.

The contingent holdback and earn-out payable was initially measured at fair value on a recurring basis calculated using the present value of future estimated revenue over the next three years, which was originally estimated at $750,000. Prior to the amendment, because the contingent earn-out payable had no comparable market data or significant observable inputs to determine fair value, it was classified as a Level 3 measurement.  Because the amended Asset Purchase Agreement defines the future payments based on cash and Company stock actively traded, and the payments are no longer contingent on future events, the earn-out is now classified as a Level 1 fair value measurement.  Unrealized gains and losses for changes in fair value are recognized in earnings.

The Company recorded a gain on change in fair value of the estimated contingent earn-out payable of approximately $26,000 or $0.00 per basic and diluted share as a result of the amendment during the three months ended October 31, 2013.

The following table shows changes in the estimated holdback and earn-out payable related to the Ready2Ride and TCS acquisitions for the three months ended October 31 (in thousands):

	2014	2013
Beginning Balance	$448	$721
Additions	761	-
Payments	(292)	(250)
Imputed interest recognized	9	24
Gain on change in fair value of earn-out	-	(26)
Ending Balance	$926	$469
Less current portion	$(165)	$(318)
Ending Balance - Long Term	$761	$151

5.     Disposition of a Component of an Entity

On March 1, 2011, the Company entered into an Asset Purchase Agreement (the “Agreement”) with Globalrange Corporation (“Globalrange”).  Under the terms of the Agreement, the Company sold to Globalrange certain rights and assets relating to our electronic data interchange business for the agricultural chemicals industry (the “AgChem EDI Business”).  Because the AgChem EDI Business was not a separate entity or reportable segment, the transaction was recorded as a disposition of a component of an entity.

As part of the purchase price for the AgChem EDI Business, Globalrange agreed to assume certain liabilities of ARI relating to the AgChem EDI Business, primarily consisting of unearned revenue (as defined in the Agreement).  Globalrange is making earn-out payments to ARI annually over a four-year period following the closing date, with an initial pre-payment of $80,000.  The amounts of such earn-out payments are determined based on collections received by Globalrange relating to the AgChem EDI Business during such period, and are subject to a floor and cap, in accordance with the terms of the Agreement.

The contingent earn-out receivable is measured at fair value on a recurring basis calculated using the present value of future estimated revenue. Unrealized gains and losses for changes in fair value are recognized in earnings. Because the contingent earn-out receivable has no comparable market data or significant observable inputs to determine fair value, it is classified as Level 3 measurement.  The primary factors used to determine the fair value include: (i) the estimated future revenue related to the business recognized by the buyer; and (ii) the estimated risk free interest rate of a market participant.  Increases in the estimated future revenue related to the business sold, which has the most impact on the fair value of the contingent earn-out receivable, would cause the fair value of the earn-out to increase.

The amount of the earn-out receivable was originally estimated at $580,000 less an imputed discount of $97,000, based on the present value of the estimated earn-out payments (the “earn-out receivable”), discounted at 14%, which was the prevailing rate of interest charged on the Company’s debt at the time of the sale.  The discount is amortized to interest income, which is included in other income on the consolidated statements of income, over the life of the earn-out.

An assessment of the expected future cash flows of the Earn-out Receivable is performed annually in the third fiscal quarter based on historical receipts over the previous twelve month period.  Changes in estimate and cash received in excess of expected cash receipts are recorded as a gain or loss in other expense (income).

The remaining earn-out receivable totals $76,000 in prepaid expenses and other on the consolidated balance sheet at October 31, 2014, with estimated receivables as follows (in thousands):

Total estimated current payments receivable	$62
Less imputed interest	(6)
Present value of Earnout Receivable	$56

  The following table shows changes in the earn-out receivable during the three months ended October 31, 2014 (in thousands):

	2014	2013
Beginning Balance	$73	$160
Net receipts	(20)	(37)
Imputed interest recognized	3	4
Ending Balance	$56	$127

6. Other Intangible Assets

Amortizable intangible assets include customer relationships and other intangibles including trade names and non-compete agreements.  During the quarter ended October 31, 2014, we estimate that we acquired $3,660,000 of intangible assets from the TCS acquisition.  Amortizable intangible assets are composed of the following at October 31, 2014 and 2013 (in thousands):

	Three months ended October 31, 2013			Wgtd avg
	Cost	Accumulated	Net	remaining
Customer Relationships	Basis	Amortization	Value	life
Beginning Balance	$7,064	$(3,090)	$3,974
Activity	-	(121)	(121)
Ending Balance	$7,064	$(3,211)	$3,853	11.49

Other Intangibles
Beginning Balance	$383	$(258)	$125
Activity	-	(29)	(29)
Ending Balance	$383	$(287)	$96	0.93

Total Intangibles
Beginning Balance	$7,447	$(3,348)	$4,099
Activity	-	(150)	(150)
Ending Balance	$7,447	$(3,498)	$3,949	11.23

	Three months ended October 31, 2014			Wgtd avg
	Cost	Accumulated	Net	remaining
Customer Relationships	Basis	Amortization	Value	life
Beginning Balance	$7,174	$(3,584)	$3,590
Activity	2,270	(199)	2,071
Ending Balance	$9,444	$(3,783)	$5,661	9.00

Other Intangibles
Beginning Balance	$383	$(361)	$22
Activity	1,390	(16)	1,374
Ending Balance	$1,773	$(377)	$1,396	4.86

Total Intangibles
Beginning Balance	$7,557	$(3,945)	$3,612
Activity	3,660	(215)	3,445
Ending Balance	$11,217	$(4,160)	$7,057	8.20

7.     Stock-based Compensation Plans

The Company uses the Black-Scholes model to value stock options granted. Expected volatility is based on historical volatility of the Company’s stock. The expected life of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual term of the options is based on the United States Treasury yields in effect at the time of grant.

Stock options granted to employees under the Company’s stock option plans typically vest 25% on the first anniversary of the grant and 25% on the one year anniversary of each of the three following years.   Stock options granted to non-employee directors under the Company’s stock option plans typically vest 50% on the first anniversary of the grant and 50% on the next one year anniversary.  The Company recognizes stock option expense over the vesting period for each vesting tranche.

As recognizing stock-based compensation expense is based on awards ultimately expected to vest, the amount of recognized expense has been reduced for estimated forfeitures based on the Company’s historical experience. Total stock option compensation expense recognized by the Company was approximately $29,000 and $36,000 during the three month periods ended October 31, 2014 and 2013, respectively.  There was approximately $276,000 and $110,000 of total unrecognized compensation costs related to non-vested options granted under the Company’s stock option plans as of October 31, 2014 and 2013, respectively. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures. There were no capitalized stock-based compensation costs during the periods presented.

The following table shows the weighted average assumptions used to estimate the fair value of options granted:

	Three months ended October 31
	2014	2013
Expected life (years)	5 years		n/a
Risk-free interest rate	1.7%		n/a
Expected volatility	65.2%		n/a
Expected forfeiture rate	8.4%		n/a
Expected dividend yield	-%		n/a
Weighted-average estimated
fair value of options granted
during the year	$1.78	$	n/a
Cash received from the exercise
of stock options	$24,500		$15,400

2000 Stock Option Plan

The Company’s 2000 Stock Option Plan (the “2000 Plan”) had 1,950,000 shares of common stock authorized for issuance.  Each incentive stock option that was granted under the 2000 Plan is exercisable for a period of not more than ten years from the date of grant (five years in the case of a participant who is a 10% shareholder of the Company, unless the stock options are nonqualified), or such shorter period as determined by the Compensation Committee, and shall lapse upon the expiration of said period, or earlier upon termination of the participant’s employment with the Company. The 2000 Plan expired on December 13, 2010, at which time it was terminated except for outstanding options.  While options previously granted under the 2000 Plan will continue to be effective through the remainder of their terms, no new options may be granted under the 2000 Plan.  Changes in option shares under the 2000 Plan during the first quarter of fiscal 2015 and fiscal 2014 were as follows:

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Period (Years)	Aggregate Intrinsic Value
Outstanding at 7/31/13	986,786	$1.41	4.22	$1,564,296
Granted	-	n/a	n/a	n/a
Exercised	(20,000)	0.77	n/a	n/a
Forfeited	(3,125)	0.95	n/a	n/a
Outstanding at 10/31/13	963,661	$1.43	3.93	$1,773,485
Exercisable at 10/31/13	948,700	$1.44	3.88	$1,733,891

Outstanding at 7/31/14	611,300	$1.60	3.18	$834,752
Granted	-	n/a	n/a	n/a
Exercised	(102,975)	1.78	n/a	n/a
Forfeited	(200)	1.35	n/a	n/a
Outstanding at 10/31/14	508,125	$1.57	3.31	$960,733
Exercisable at 10/31/14	508,125	$1.57	3.31	$960,733

The range of exercise prices for options outstanding under the 2000 Plan was $0.49 to $2.74 at October 31, 2014 and 2013.

Changes in the 2000 Plan's non-vested option shares included in the outstanding shares above during the first quarter of fiscal 2015 and 2014 were as follows:

	Number of Options	Wtd. Avg. Exercise Price
Non-vested at 7/31/13	27,461	$0.64
Granted	-	n/a
Vested	(12,500)	0.67
Forfeited	-	n/a
Non-vested at 10/31/13	14,961	$0.62

Non-vested at 7/31/14	-	$-
Granted	-	-
Vested	-	-
Forfeited	-	-
Non-vested at 10/31/14	-	$-

The weighted average remaining vesting period was 0.0 and 0.75 years at October 31, 2014 and 2013, respectively.

2010 Equity Incentive Plan

The Board of Directors adopted the ARI Network Services, Inc. 2010 Equity Incentive Plan (as amended, the “2010 Plan”) on November 9, 2010.  The plan was approved by the Company's shareholders in December 2010, and amendments to the 2010 Plan were approved by the Company’s shareholders in January 2014.  The 2010 Plan is the successor to the Company’s 2000 Plan.  There are 1,850,000 shares of Company common stock authorized for issuance under the 2010 Plan.  Potential awards under the 2010 Plan include incentive stock options (“ISOs’’) and non-statutory stock options (“NSOs”), shares of restricted stock or restricted stock units, stock appreciation rights (“SARs), and shares of common stock.  Up to 1,525,000 of the shares authorized for issuance under the 2010 Plan may be used for common stock, restricted stock or restricted stock unit awards.

The exercise price for options and stock appreciation rights under the 2010 Plan cannot be less than 100% of the fair market value of the Company’s common stock on the date of grant, and the exercise prices for options and stock appreciation rights cannot be repriced without shareholder approval, except to reflect changes to the capital structure of the Company as described in the 2010 Plan.  The maximum term of options and stock appreciation rights under the 2010 Plan is 10 years.  The 2010 Plan does not have liberal share counting provisions (such as provisions that would permit shares withheld for payment of taxes or the exercise price of stock options to be re-granted under the plan.

Changes in option shares under the 2010 Plan during the first quarter of fiscal 2015  and fiscal 2014 were as follows:

	Number of Options	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Period (Years)	Aggregate Intrinsic Value
Outstanding at 7/31/13	394,460	$1.25	8.70	$691,485
Granted	-	n/a	n/a	n/a
Exercised	-	n/a	n/a	n/a
Forfeited	(8,875)	1.43	n/a	n/a
Outstanding at 10/31/13	385,585	$1.24	8.45	$781,652
Exercisable at 10/31/13	224,440	$1.21	8.24	$463,167

Outstanding at 7/31/14	482,542	$2.16	8.56	$453,057
Granted	45,000	3.21	n/a	n/a
Exercised	(16,000)	1.09	n/a	n/a
Forfeited	(25,666)	3.22	n/a	n/a
Outstanding at 10/31/14	485,876	$2.24	8.16	$593,984
Exercisable at 10/31/14	232,377	$1.77	7.29	$391,660

The range of exercise prices for options outstanding under the 2010 Plan was $0.58 to $3.30 and $0.58 to $2.50 at October 31, 2014 and 2013, respectively.

Changes in the 2010 Plan's non-vested option shares included in the outstanding shares above during the first quarter of fiscal 2015  and fiscal 2014 were as follows:

	Number of Options	Wtd. Avg. Exercise Price
Non-vested at 7/31/13	177,145	$1.25
Granted	-	n/a
Vested	(15,000)	0.84
Forfeited	(1,000)	1.09
Non-vested at 10/31/13	161,145	$1.29

Non-vested at 7/31/14	227,499	$2.60
Granted	45,000	3.21
Vested	-	-
Forfeited	(19,000)	3.22
Non-vested at 10/31/14	253,499	$2.66

The weighted average remaining vesting period was 2.80 and 1.49 years at October 31, 2014 and 2013, respectively.

Employee Stock Purchase Plan

The Company’s 2000 Employee Stock Purchase Plan, as amended, (“ESPP”) has 575,000 shares of common stock reserved for issuance, of which 224,955 and 200,311 of the shares have been issued as of October 31, 2014 and 2013, respectively. All employees with at least six months of service are eligible to participate. Shares may be purchased at the end of a specified period at the lower of 85% of the market value at the beginning or end of the specified period through accumulation of payroll deductions, not to exceed 5,000 shares per employee per year.

Long-Term Executive Bonus Plan

The Compensation Committee adopted the Long-Term Executive Bonus Plan (“LTEB”) for eligible executive officers of the Company effective beginning in fiscal 2013.  The amount of the award is determined after the close of the fiscal year based on subjective performance criteria.  Except as otherwise provided by the Compensation Committee, awards will consist of (i) restricted stock based on a percentage of base salary and the number of shares granted will be based upon the closing price of the shares at the time the Committee determines the amount of the Award, which will be the same as the grant date of the restricted stock and (ii) cash to cover the minimum withholding taxes on the Award. The restricted stock will be granted under the ARI 2010 Equity Incentive Plan and will vest in four installments, beginning on the date of issuance and the next three anniversaries of the date of issuance.  Awards under the LTEB are expensed over the requisite service period plus the vesting period.  The Company expensed $43,000 and $30,000 during the three months ended October 31, 2014 and 2013, respectively, related to the LTEB. A portion of this expense relates to the amortization of restricted shares issued and expensed over their vesting period and a portion relates to bonus expense accrued, but unissued, recognized over the requisite service period.

Restricted Stock

Up to 1,525,000 of the shares authorized for issuance under the 2010 Plan may be granted in the form of shares of common stock, restricted stock or restricted stock units.  The Company grants restricted stock to its directors as an annual retainer, its officers under the LTEB and from time to time to directors, officers or employees as discretionary compensation in place of cash.  The Company recognized compensation expense, exclusive of amounts related to LTEB expense disclosed above, of $74,000 and $56,000 during the three months ended October 31, 2014 and 2013, respectively, related to restricted stock expensed over the vesting period.

The Compensation Committee has the ability, at its discretion, to grant restricted stock based on subjective factors as the Compensation Committee may deem appropriate at its discretion and granted 18,000 of restricted shares with a market price of $1.25 on the date of grant, valued at $22,000 in October 2012 as a discretionary bonus. 4,500 shares vested immediately and the remaining 13,500 shares vest in equal amounts of 4,500 in October 2013, October 2014 and October 2015.  The Company expensed $2,000 during both three month periods ended October 31, 2014 and 2013.

Changes in unvested restricted shares of common stock under the 2010 Plan during the three months ended October 31, 2014 and 2013 were as follows:

	Three months ended October 31
	2014	2013
Beginning balance unvested restricted stock	93,704	85,500
Granted	29,819	-
Vested	(28,610)	(4,500)
Ending balance unvested restricted stock	94,913	81,000

8.     Income Taxes

The unaudited provision for income taxes for the three months ended October 31, 2014 and 2013 is composed of the following (in thousands):

	Three months ended October 31
	2014	2013
Current:
Federal	$(2)	$-
State	(17)	(6)
Deferred, net	(70)	(78)
Income tax benefit (expense)	$(89)	$(84)

The provision for income taxes is based on taxes payable under currently enacted tax laws and an analysis of temporary differences between the book and tax bases of the Company’s assets and liabilities, including various accruals, allowances, depreciation and amortization, and does not represent current taxes due.  The tax effect of these temporary differences and the estimated benefit from tax net operating losses are reported as deferred tax assets and liabilities in the consolidated balance sheet.  We have unused net operating loss carry forwards ("NOLs") for federal income tax purposes, and as a result, we generally only incur alternative minimum taxes at the federal level.

The Company also has NOLs related to tax losses incurred by its Netherlands operation.  Under tax laws in the Netherlands, NOLs are able to be carried forward for a period of nine years.  The Company has determined that, consistent with prior periods, it is not likely that the net operating losses will be utilized by the Company.  This conclusion was primarily based on the negative evidence of a history of losses and expired NOLs related to this entity.  In the opinion of the company, there is not enough positive evidence to overcome this negative evidence.  Therefore, a full valuation allowance is recorded, resulting in $0 net deferred tax assets related to the Netherlands operation at October 31, 2014 and 2013.  In the current year, management reclassified the net deferred tax assets to show the gross deferred tax asset and related full valuation allowance.

As of October 31, 2014, the Company had accumulated NOLs for federal, state and international tax purposes of approximately $6,305,000, $3,271,000 and $2,885,000, respectively, which expire as follows (in thousands):

Twelve months ended July 31,	Federal	State	International
2015	$-	$3,192	$871
2016	-	-	773
2017	-	-	324
2018	-	-	171
2019	-	4	-
2020	5,355	-	92
2021	-	-	121
2022	-	-	268
2023	-	-	265
2024	4	-	-
2025	-	75	-
2030	946	-	-
	$6,305	$3,271	$2,885

* Years not shown have no amounts that expire.

An assessment is performed semi-annually of the likelihood that the Company’s net deferred tax assets will be realized from future taxable income.  To the extent management believes it is more likely than not that some portion, or all, of the deferred tax asset will not be realized, a valuation allowance is established.  This assessment is based on all available evidence, both positive and negative, in evaluating the likelihood of realizability.  Issues considered in the assessment include future reversals of existing taxable temporary differences, estimates of future taxable income (exclusive of reversing temporary differences and carryforwards) and prudent tax planning strategies available in future periods.  Because the ultimate realizability of deferred tax assets is highly subject to the outcome of future events, the amount established as a valuation allowance is considered to be a significant estimate that is subject to change in the near term.  To the extent a valuation allowance is established or there is a change in the allowance during a period, the change is reflected with a corresponding increase or decrease in the tax provision in the consolidated statements of operations.

A reconciliation between income tax expense and income taxes computed by applying the statutory federal income tax rate of 34%, the state rate of approximately 3% to U.S. based income (loss) before income taxes for the three months ended October 31 is as follows (in thousands):

	2014	2013
Computed US income taxes at 37%	$(97)	$(64)
Permanent items	54	(23)
Other	(46)	3
Income tax (expense) benefit	$(89)	$(84)	-

We perform an evaluation of uncertain tax positions as a component of income tax expense on an annual basis.  We determined that ARI did not have any significant risk related to income tax expense and therefore no amounts were reserved for uncertain tax positions as of October 31, 2014 and 2013.  We will accrue and recognize interest and penalties related to uncertain tax positions as a component of income tax expense if it becomes necessary.  Fiscal years subsequent to 2010 remain open and subject to examination by state tax jurisdictions and the United States federal tax authorities.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our results of operations and financial condition should be read together with our unaudited consolidated financial statements for the three months ended October 31, 2014 and 2013, including the notes thereto, which appear elsewhere in this quarterly report on Form 10-Q.  All amounts are in thousands, except per share data.  This discussion, including, without limitation, the section entitled “Summary of Operating Results”, contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts are statements that could be deemed to be forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the markets in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,”  “endeavors,” “strives,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, estimate, or verify, including those identified in Part I, Item 1A of our annual report on Form 10-K for the year ended July 31, 2014, and elsewhere herein. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

ARI Network Services, Inc. offers an award-winning suite of data-driven software tools and marketing services to help dealers, equipment manufacturers and distributors in selected vertical markets Sell More Stuff!™ – online and in-store. Our innovative products are powered by a proprietary data repository of enriched original equipment and aftermarket electronic content spanning more than 17 million active part and accessory SKUs and 750,000 equipment models. Business is complicated, but we believe our customers’ technology tools don’t have to be. We remove the complexity of selling and servicing new and used vehicle inventory, parts, garments and accessories (“PG&A”) for customers in the automotive tire and wheel aftermarket (“ATW”), powersports, outdoor power equipment (“OPE”), marine, home medical equipment (“HME”), recreational vehicles (“RV”) and appliance industries. More than 23,500 equipment dealers, 195 distributors and 3,360  brands worldwide leverage our web and eCatalog platforms to Sell More Stuff!™

Our Solutions

Our SaaS and DaaS solutions include: (i) eCommerce-enabled websites, which provide a web presence for dealers and serve as a platform for driving leads and eCommerce sales; (ii) eCatalog content, which drives sales of inventory and PG&A both online and within the dealership; and (iii) lead management software designed to increase sales for dealers through more efficient management and improved closure of leads.  Our solutions also improve our customers’ overall customer satisfaction through a highly efficient and accurate data lookup experience at the parts counter and a quicker response time to online inquiries, both of which serve to significantly improve a customer’s overall experience with the dealer.  Through the recent acquisition of Tire Company Solutions, LLC (“TCS”) we also added fully integrated business management software for the ATW market to our product portfolio.

Our SaaS and DaaS solutions are sold through our internal sales force and are composed primarily of recurring license and eCatalog subscriptions.  Customers typically sign annual, auto-renewing contracts.  Today, approximately 90% of our revenues are recurring.

In addition to our award-winning SaaS and DaaS solutions, ARI offers a suite of complementary products and services designed to supplement our four primary offerings in order to help our customers Sell More Stuff!™

Web Platform Solutions

Our eCommerce-enabled website solutions provide consumers with information about a dealership and its product lines through our extensive library of electronic catalog content and allow consumers to obtain information on whole goods and purchase PG&A via the dealers’ website 24 hours a day, 7 days a week.  Our website solutions are tailored to each of the vertical markets we serve and tightly integrated with our electronic library of inventory and PG&A content.  We also offer a mobile solution that allows dealers’ websites to be fully functional on smart mobile phones.

Websites are sold through our inside sales teams, which are aligned by vertical market.  The sales process will typically include a live demo of the site and may even include a free trial period (we refer to these as “test drives”). We may charge a nominal, one-time set-up fee to develop a new dealer website.  Additional fees will include monthly recurring subscription fees and, under certain circumstances, variable transaction fees.  Our website solutions are typically sold under one year, renewable contracts with monthly payment terms.  We currently host and maintain more than 7,000 websites for dealers in all of our vertical markets.

eCatalog Platform Solutions

Our eCatalog solutions, which encompass our PartSmart®, PartSmart Web™ and PartStream™ products, leverage our industry-leading library of electronic whole goods and PG&A content to allow distributors and dealers to view and interact with this information to efficiently support the sales and service of equipment.  We believe that our eCatalog solution is the fastest and most efficient in the market, as it allows multi-line dealers to quickly access data for any of the brands serviced from within the same software, allowing the dealer’s parts and service operations to more quickly identify, locate and sell products and services to their customers. Our eCatalog solutions include:

PartSmart®, our CD-based electronic parts catalog, is used by dealers worldwide in the OPE, powersports, marine, appliance and agricultural equipment industries to increase productivity by significantly reducing parts lookup time.  Our PartSmart® software is designed to allow multi-line dealers to look up parts and service information for all manufacturer product lines that the dealer carries, and integrates with more than 90 of the leading dealer business management systems.

PartSmart Web™, a SaaS solution, is used by distributors and manufacturers to provide their dealers with access to parts and pricing information via the Internet.

PartStream™, a SaaS solution, is a modular, consumer-focused illustrated parts lookup application that integrates with existing dealer and distributor websites and shopping carts and allows consumers to quickly identify the desired part, add the part to their electronic shopping cart and check out.  It leverages ARI’s parts content, delivering it to PartStream™ users on demand from ARI servers.

AccessorySmartTM,  a SaaS solution, is the only aftermarket PG&A lookup product of its kind, providing access to more than 500,000 SKUs from more than 1,400 powersports aftermarket manufacturers.  AccessorySmart provides parts and service counter personnel a one-stop resource to look up products, cost and availability for all of the leading aftermarket PG&A distributors.  AccessorySmart significantly decreases the time it takes to look up PG&A information and availability, allowing dealers to service and sell more stuff to customers on a given day.  This product is powered by the fitment data we acquired with the assets of Ready2Ride, Inc. in August 2012.

Our eCatalog products are sold through our dedicated internal sales team, and fees charged include a recurring license fee, subscription fees for subscribed catalogs, and in some cases, page view fees.

Lead Management Solution

Our award-winning SaaS solution, Footsteps™, is designed to efficiently manage and nurture generated leads, increasing conversion rates and ultimately revenues for our customers. Footsteps™ connects equipment manufacturers with their dealer channel through lead consolidation and distribution, and allows the dealers to handle leads more efficiently and professionally through marketing automation and business management system integration.  The product is used as a complete database of customers and prospects, and manages the dealer-to-customer relationship, from generating email campaigns and automated responses, to providing sales teams with a daily follow-up calendar and reminder notices.

Digital Marketing Solution

Our digital marketing solutions provide lead generation tools through search engine optimization, social media marketing and website enhancements, which serve to drive on-line sales and increase traffic at dealerships.  Digital marketing services is a relatively new service offering by ARI and in the third quarter of fiscal 2014, we went to market with a more robust offering in the space as a result of our continued integration of the DUO acquisition.

Other Solutions

We also offer a suite of complementary solutions, which include software and website customization services and hosting services. Through the September 2014 acquisition of TCS, we acquired a fully integrated suite of business management software solutions for the ATW market.  These solutions, TirePower for tire retailers, ePower for tire wholesalers and TreadTracks for tire retreaders, are designed to streamline every aspect of a dealer’s operations to allow them to provide improved customer service.  These products are sold through our dedicated internal sales team, and fees charged include a perpetual one-time license or installation fee, maintenance and other fees.

Our Growth Strategy

ARI’s goal is to become the leading provider of SaaS and DaaS solutions that help our customers, in selected vertical markets, efficiently and effectively sell and service more whole goods and PG&A – in other words, to Sell More Stuff!™   Our goal is to grow revenues at a double-digit rate and to grow earnings through scalability.  We will provide our solutions to dealers, distributors, manufacturers, service providers, and consumers in vertical markets where the finished goods are complex equipment requiring service and are primarily sold and serviced through an independent dealer channel.  We believe this strategy will drive increased value to our shareholders, employees, and customers.

We also believe the execution of the following strategic pillars will enable us to achieve the growth and profitability needed to drive long-term sustainable value for our shareholders.  These strategic foundations are primarily centered on enhancing the value proposition to our customers, which will lead to additional revenues through pricing actions, product and feature upsells, and reduced customer churn rates, and expansion by leveraging our core competencies in new markets where appropriate. Each of these strategic pillars is a long-term foundation for growth; within each one we have established near-term goals, as discussed below.

Drive organic growth through innovative new solutions, differentiated content, entering new markets and expanding geographically

As a subscription-based, recurring revenue (“RR”) business, the most important drivers of future growth are increasing the level of our RR and reducing the rate of our customer churn.  We define RR as revenue from products and services which are subscription-based and renewable, including software access fees, data content fees, maintenance and support fees and hosting fees, and we define churn as the percentage of RR that does not renew.  During the three months ended October 31, 2014, our RR increased 5.5% over the same period last year while the percentage of our total revenues that were RR decreased to 89.5% for the three months ended October 31, 2014 from 94.7% for the same period in fiscal 2014, primarily due to TCS having a lower percentage of RR than our historical RR.

•

Develop and deploy innovative new solutions.  We have resources assigned to each of our core products that continue to research and develop new value-added features and functionality for our existing products.  The introduction of new solutions, upgrades to existing products, and new feature sets are all designed to grow our average revenue per dealer (“ARPD”), an important measure for a subscription-based business, and the increase in our customer base serves to quickly compound the benefits of an increased ARPD.  In fiscal 2014, we released a number of new features, upgrades and products including the following:

Web Platform

o

We developed an all new vehicle shopping experience, delivering the most advanced unit inventory browsing experience in the market, which includes convenient search and filtering capabilities that rival the leading independent shopping portals.

o

We released the first smartphone and tablet application for iOS and Android in the market that enables dealers to manage all of their unit inventory directly from the app, including adding units, taking photos, managing promotions, and pushing inventory to 3rd party channels such as CycleTrader and Craigslist.

o	We also redesigned our entire tire shopping experience to significantly reduce the number of steps required to submit a quote, which resulted in a 48% increase in leads to our dealers.
o

We released a new auto-quote response feature for tire and wheel products, as well as major units that automatically emails interested consumers with current pricing information upon submitting a quote request.

o

We partnered with a third party vendor  to release ARI Inventory, an add-on feature to our website that enables dealers to automatically push inventory listings from their website to third party channels such as Craigslist and eBay Motors, as well as to their social media channels.

o

We developed and released an all new tire shopping experience to pre-release customers, which presents consumers with targeted tire recommendations for their unique vehicle based on various key decision criteria, such as expert recommendations, best warranty, best promotion, lowest price, and more.

eCatalog

o

We developed a major update to our PartSmart Web platform, delivering a series of market-driven enhancements and innovations, including a streamlined user experience, dynamic diagram thumbnail previews, and fast moving parts tracking and display by unit.

o

We released an expanded DataSmart product offering that provides key product data extract access, in addition to on-demand API access, to offer additional flexibility for implementation with various e-commerce software and SEO customization capabilities.

o

We developed a new Search Engine Optimization plugin for our AccessoryStream product, helping to bolster the search engine ranking of parts, garments, and apparel products on website running on the PHP framework.  This release compliments a previous release of the same tool for the .NET framework.

o

We completed a partnership and integration of our Data as a Service offering with Channel Advisor, the leader in multi-channel e-commerce, to help dealers utilize our data to automatically place product sales listings on Amazon and eBay.

These product enhancements were designed to automate and enhance the marketing, sales and servicing activities for our customers, in order to help them sell and service more parts, garments, accessories and whole goods.

•

Differentiate our content.  We believe we have the largest library of replacement part, major unit, and PG&A content in the vertical markets we serve.  During the first quarter of fiscal 2015, we authored 5 new OEM parts catalogs and we added 7 new product catalogs to our library, encompassing more than 40,000 new items.  However, simply offering the largest content library in the markets we serve is not sufficient to drive the long-term revenue growth we desire.   We strive to

deliver more value to our customers through enrichment of our content. Content enrichment can take several forms, including the incorporation of user reviews and feedback into our existing content, further enhancing content provided to us by our OEM customers, and creating new forms of content that further our customers’ ability to efficiently service and sell more whole goods and PG&A.  During the first quarter of fiscal 2015, our enrichment activities included the addition of over 230,000 new part-to-unit fitments and 115,000 new product attributes. Additionally, we substantially expanded the level of enrichment of our tire product information with the addition of 11 new performance and quality classifications to better aid the shopping experience, such as dry handling, wet handling, snow traction, and braking.  We have also continued integrating analytic tools into several of our products, offering value-added feedback to our customers and channel partners to help them “Sell More Stuff!”

•	Enter new markets. ARI currently maintains a significant share of the OPE and appliances markets. Accordingly, we anticipate low single-digit growth in these markets.
o

As we continue to increase our share in our current markets, leveraging our technology in new and underserved markets will be important to maintaining substantial organic growth rates.  Including the acquisition of TCS, ARI currently has more than 3,000 dealer websites in the ATW market.  We estimate that the total market approximates 18,000 dealers and further, the broader automotive aftermarket comprises nearly 80,000 dealers, more than all of our other markets combined.  We intend to continue to invest heavily in this market, including seeking opportunities to leverage our products and services in the broader automotive aftermarket.  We are one of the first website providers to service the HME market.  We estimate that this market comprises nearly 25,000 service providers, and believe the market to be in its infancy with respect to eCommerce.  We recently invested in dedicated resources designed to expedite our growth in this market.

o

Our acquisition of TCS not only cemented our position as the largest supplier of e-commerce solutions in the ATW market, it also eliminated a direct competitor and included a new business management software product for retailers, wholesalers and retreaders in the ATW market.

•

Expand geographically.  Although we maintain relationships with dealers throughout the world, we have very low penetration into international markets.  Growing our international business will require us to secure and publish electronic content from OEMs outside the U.S. and make changes to our existing products that will allow us to rapidly deploy these products in a scalable and efficient manner and without the need to have “boots on the ground” in those countries.

To this end we have a business development resource solely dedicated to obtaining new international content and to date, we have added 10 new catalog content offerings in the international OPE market and begun to establish relationships with OEMs in China and Europe. Also, we have upgraded our product roadmaps to allow us to rapidly deploy our products in these markets as discussed above.

Nurture and retain existing customers through world-class customer service and value-added product feature updates

In order to achieve sustained double-digit organic growth, we not only need to execute the new growth strategies described above, we must also retain our existing customers.  In a SaaS business, the cost to retain an existing customer is much less than the cost to acquire a new customer.  Accordingly, customer churn is one of the most important metrics we track and manage.  We experienced marked improvements in our churn rates the past several years as a result of strategic actions taken by the Company, all of which are designed to enhance the “stickiness” of our product within our customers’ operations.  We will continue to leverage our relationships with existing customers and closely monitor and manage the level of customer churn. On a trailing 12 month basis, customer churn was 12.9% for the period ending October 31, 2014.  We will continue to leverage our relationships with existing customers and closely monitor and manage the level of customer churn.

Lead the market with open integration to related platforms

One of our strategic advantages is our focus on integrating our solutions with dealer business management systems (“DMS”) in order to pass key information, including customer and transactional data, between our solutions and the DMS, saving our customers valuable time and eliminating redundant data entry.  We currently have integration capabilities with over 90 DMSs (we refer to these relationships as “Compass Partners”) and we continue to seek other strategic alliances that can be integrated with our product and service offerings.

Successfully execute acquisitions that align with our core strategy

Since 1995 we have had a formal corporate development program aimed at identifying, evaluating and closing acquisitions that align with our strategy. Since the program’s inception, we have closed twelve acquisitions.  A summary of some of our most recent acquisitions is as follows:

Acquisition	Date	Strategy
Tire Company Solutions, LLC	September 2014	▪	Eliminate competition, consolidate position and add new
business management software in the ATW market
DUO Web Solutions	November 2013	▪	A leading provider of social media and online marketing
services in the powersports industry
50 Below Sales & Marketing, Inc.	November 2012	▪	A market leader in the powersports industry
(Retail Division)		▪	Entrance into ATW and DME industries
		▪	New award-winning website platform
Ready2Ride, Inc.	August 2012	▪	First of its kind aftermarket fitment data for the
powersports industry
Channel Blade Technologies	April 2009	▪	Market-leading entrance into marine and RV markets
		▪	New lead management product, Footsteps™
Info Access	July 2008	▪	Market-leading entrance into appliance market
OC-Net, Inc.	January 2007	▪	New website platform

All of these acquisitions, with the exception of TCS and 50 Below, have been fully integrated into our operations.

Summary of Operating Results

Total revenue increased 11.7% or $952,000 in the first quarter of fiscal 2015 over the same period last year.  Recurring revenue constituted 89.5% of our total revenue for the three months ended October 31, 2014, compared to 94.7% for the same period last year. Recurring revenue increased 5.5% or $422,000 during the three months ended October 31, 2014, compared to the same period last year. The growth in year over year total revenue was attributable to incremental revenue from the TCS business acquired in September 2014, as well as 5.9% organic growth in revenue from ARI’s historical products.

Operating income increased 69.5% or $116,000, from $167,000 for the three months ended October 31, 2013 to $283,000 for the same period this year.  Net operating expenses increased 10.1% or $647,000 during the three month period ended October 31, 2014, compared to the same period last year, primarily due to the additional costs of the TCS operation and transaction fees related to the TCS acquisition.

Net income was $104,000 or $0.01 per share for the quarter ended October 31, 2014, compared to $25,000 or $0.00 per share for the same period last year.

Cash provided by operations was $1,634,000 during the three months ended October 31, 2014 compared to cash usage of $26,000 during the same period last year.  We experienced an improvement in operating cash flows during the first quarter of fiscal 2015, compared to the same period last year, as a result of revenue growth, operational efficiencies and the workforce reduction made in January 2014.

Revenue

The following table summarizes our RR and non-recurring revenue by product for the three months ended October 31 (in thousands).  Revenue categories are presented differently than what was previously reported in our financial statements.

		% of		% of
	2014	Total	2013	Total	% Change
Website	$4,457	48.9%	$4,218	51.7%	5.7%
eCatalog	3,476	38.1%	3,548	43.5%	(2.0)%
Lead management	285	3.1%	227	2.8%	25.6%
Digital marketing	231	2.5%	64	0.8%	260.9%
Other	663	7.3%	103	1.3%	543.7%
Total Revenue	$9,112	100.0%	$8,160	100.0%	11.7%

Recurring revenue	8,151	89.5	7,729	94.7	5.5%
Non-recurring revenue	961	10.5	431	5.3	123.0%
Total Revenue	$9,112	100.0%	$8,160	100.0%	11.7%

Total revenue increased 11.7% or $952,000 for the three months ended October 31, 2014, compared to the same period last year.  Recurring revenue increased 5.5% or $422,000 for the three months ended October 31, 2014, compared to the same period last year.  The decline in RR, as a percentage of total revenue for the quarter ended October 31, 2014, was contributed to by the mix in revenue related to the TCS business, which, due to some of its perpetually licensed software, has a lower percentage of RR than our historical business, as well as the mix in revenue related to non-recurring professional services in the quarter.

Website Revenue

Our Website solutions generate revenue from one-time set-up and customization fees to develop new dealer websites, which is recognized ratably over the term of the contract, monthly recurring subscription fees and variable transaction fees.  Our website solutions are typically sold as one year, renewable contracts with monthly payment terms.  Websites have become ARI’s largest source of revenue and accounted for 48.9% of total revenue during the first quarter of fiscal 2015.  Website revenue increased 5.7% to $4,457,000 for the three months ended October 31, 2014, compared to $4,218,000 during the same period last year. The growth in Website revenue was largely the result of our acquisition of TCS in September 2014.  We anticipate that our web platforms will continue to be the Company’s largest source of growth, much of this growth coming in the ATW market which is the primary market serviced by the TCS operation.

eCatalog Revenue

Our eCatalog solutions generate revenue from renewable subscription fees for our software, data content, software maintenance and support fees and software customization fees.  eCatalog is our second largest source of RR, representing 38.1% of total revenue during the first quarter of fiscal 2015.  eCatalog revenue decreased 2.0% or $72,000 during the three months ended October 31, 2014, compared to the same period last year, due to a decrease in non-recurring professional services revenue.  eCatalog revenues have historically had the Company’s lowest revenue growth rates, primarily attributable to ARI’s already strong market position.

Lead Management Revenue

Lead management revenue is primarily generated from renewable subscription fees and variable transaction fees for the use of our Footsteps™ products.  Lead management revenue increased 25.6% to $285,000 during the three months ended October 31, 2014 from $227,000 during the same period last year, as a result of growth in both recurring subscriptions and non-recurring set-up fees.  Management is currently reviewing various options with respect to the Footsteps™ product, including the possibility of including the core functionality of the product within our web platforms and expects this product to continue to be instrumental in our goal of helping our customers Sell More Stuff!TM

Digital Marketing Revenue

Revenues from our digital marketing solutions are generated from set-up fees and subscription fees for our lead generation tools through search engine optimization, social media marketing and website enhancements. Digital marketing services is a relatively new service offering by ARI and in the third quarter of fiscal 2014 we went to market with a more robust offering in the space.  This new offering includes RR offerings derived from of our integration of the DUO business we acquired in November 2013.  In addition to this, the recently acquired TCS business provides recurring digital marketing services to its customers.  Total digital marketing revenue increased 260.9% to $231,000 during the three months ended October 31, 2014 from $64,000 during the same period last year.  We expect digital marketing revenue to continue to increase over the prior year as we continue to grow this business.

Other Revenue

We also offer a suite of complementary solutions, which include software and website customization services and hosting services.  Other revenue increased 543.7% to $663,000 during the three months ended October 31, 2014 from $103,000 during the same period last year.  The increase in other revenue is primarily due to an increase in our professional services revenue, related to a professional service contract with one of our major manufacturers.  In addition to this, other revenue increased due to the sale of business management software and services by the TCS operation.

Recurring Revenue

RR is one of the most important growth drivers of our business.  Increasing the percentage of our revenues that are recurring, while at the same time reducing the rate of product churn, enhances our ability to generate profitable growth.  Our subscription-based SaaS and DaaS products generate higher margins than our non-recurring products and services, and the incremental cost of selling these products to new dealers (we refer to these as new “logos”) is relatively low.  Reducing the rate of our product churn, which is the percentage of RR that does not renew, helps drive organic growth as it allows for a greater percentage of our new logos to be incremental to the top line (versus making up for lost logos) and also increases the base upon which we can apply price increases and sell additional products and features.

We generate RR from each of our primary product categories from monthly license, subscription, maintenance and support fees.  RR increased 5.5% to $8,151,000 during the first quarter of fiscal 2015 from $7,729,000 during the first quarter of fiscal 2014.  The growth in RR was primarily attributable to our Website products.  We expect Website RR to continue to be our largest contributor to RR growth in fiscal 2015.

Non-recurring Revenue

Non-recurring revenue is generated from certain offerings within the Company’s digital marketing services, including its lead generation tool SearchEngineSmart™, professional services related to software customization and data conversion, usage fees charged on our RR products, perpetual license revenue and other complementary products and services.  Total non-recurring revenues were $961,000 for the three months ended October 31, 2014, versus $431,000 for the same period in fiscal 2014, an increase of 123.0%, primarily due to an increase in professional service revenue.  As a percentage of total revenues, non-recurring revenues were 10.5% for the first quarter of fiscal 2015, versus 5.3% for the same period in fiscal 2014.

Our goal is to maintain non-recurring revenues of less than 10% of total revenues, as the margins on these revenues tend to be lower than our RR products.  Furthermore, these revenues must be resold each year.  Revenue from the TCS operation has a lower percentage of RR than our other revenue due to a portion of its revenue being derived from perpetual licenses, however, these offerings carry similar margins to our RR and often are sold with a recurring revenue maintenance fee component.

Cost of Revenue and Gross Margin

We classify as cost of revenue those costs directly attributable to the provision of services. These costs include (i) software amortization, which represents the periodic amortization of costs for internally developed or purchased software sold to customers; (ii) direct labor for the provision of catalog production, product implementations and professional services revenue; and (iii) other direct costs, which represent amounts paid to third party vendors for data royalties, as well as data conversion and replication fees directly attributable to the services we provide our customers.

The table below breaks out cost of revenue into each of these three categories for the three months ended October 31 (in thousands):

		% of		% of
	2014	Revenue	2013	Revenue	% Change
Net revenues	$9,112		$8,160		11.7%
Cost of revenues:
Amortization of capitalized software costs	549	6.0%	443	5.4%	23.9%
Direct labor	476	5.2%	644	7.9%	(26.1)%
Other direct costs	724	7.9%	473	5.8%	53.1%
Total cost of revenues	1,749	19.2%	1,560	19.1%	12.1%
Gross profit	$7,363	80.8%	$6,600	80.9%	11.6%

Gross profit was $7,363,000 or 80.8% of revenue for the three months ended October 31, 2014, compared to $6,600,000 or 80.9% of revenue for the same period last year.  Amortization of capitalized software costs have increased as a percentage of revenue for the three months ended October 31, 2014, compared to the same period last year primarily due to the enhancements made to our website software during fiscal 2014.  Direct labor costs as a percentage of revenue decreased 26.1% for the three months ended October 31, 2014, compared to the same period last year due to operational efficiencies in our catalog production operation which resulted in a workforce reduction in January 2014.  Other direct costs increased as a percentage of revenue during the first quarter of fiscal 2015, compared to the same period last year, due to an increase in royalty expense as we expanded our website catalog offerings, as well as subcontracted labor that was used for a portion of our professional services work in the period.  The Company expects fluctuations in gross margin from quarter to quarter and year over year based on the mix of products sold.

Operating Expenses

We categorize net operating expenses as follows:

•

Sales and marketing expenses consist primarily of personnel and related costs, including commissions for our sales and marketing employees, and the cost of marketing programs and trade show attendance;

•

Customer operations and support expenses are composed of our computer hosting operations, software maintenance agreements for our core network, and personnel and related costs for operations and support employees;

•

Software development and technical support expenses are composed primarily of personnel and related costs; we capitalize certain of these costs in accordance with GAAP, which is discussed below, while the remaining costs are primarily related to technical support and research and development;

•

General and administrative expenses primarily consist of personnel and related costs for executive, finance, human resources and administrative personnel, legal and other professional fees and other corporate expenses and overhead;

•

Depreciation and amortization expenses consist of depreciation on fixed assets, which are composed of leasehold improvements and information technology assets, and the amortization of acquisition-related intangible assets. Costs associated with the amortization of software products are a component of cost of revenue;  and

•

We allocate certain shared costs among the various net operating expense classifications.  Allocated costs include facilities, insurance, and telecommunications.  These costs are generally allocated based on headcount, unless circumstances dictate otherwise.  All public company costs, including legal and accounting fees, investor relations costs, board fees and directors and officers liability insurance, remain in general and administrative.

The following table summarizes our unaudited operating expenses by expense category for the three months ended October 31 (in thousands):

		% of		% of
	2014	Revenue	2013	Revenue	% Change
Sales and marketing	$2,542	27.9%	$2,457	30.1%	3.5%
Customer operations and support	1,690	18.5%	1,611	19.7%	4.9%
Software development and technical support	872	9.6%	556	6.8%	56.8%
General and administrative	1,604	17.6%	1,488	18.2%	7.8%
Depreciation and amortization (1)	372	4.1%	321	3.9%	15.9%
Net operating expenses	$7,080	77.7%	$6,433	78.8%	10.1%

(1)	Exclusive of amortization of software products of $549 and $443 for the three months ended

October 31, 2014 and 2013, respectively, which are included in cost of revenue.

Net operating expenses increased 10.1% or $647,000 during the three months ended October 31, 2014, compared to the same period last year. The Company acquired the net assets of TCS in September 2014.  The increase in net operating expenses was largely due to transaction fees for the TCS acquisition and the TCS operating costs for October 2014.  Management expects net operating expenses to decline as a percentage of total revenue, as we integrate the TCS operation and, to the extent the Company can leverage growth in its core RR products, as incremental costs related to these products decrease for every dollar of new revenue.

Sales and Marketing

Sales and marketing expense increased 3.5% or $85,000 during the three months ended October 31, 2014, compared to the same period last year.  The increase was primarily a result of the expense associated with the TCS operations for October 2014.  Sales and marketing expense as a percentage of revenue decreased from 30.1% of revenue in the first quarter of fiscal 2014 to 27.9% for the same period in fiscal 2015.    Management expects sales and marketing expense as a percentage of revenue to fluctuate, based upon the timing of the Company’s marketing events and trade show schedule and its decision to add additional sales and marketing resources to drive organic revenue growth.

Customer Operations and Support

Customer operations and support expense increased 4.9% or $79,000 during the three months ended October 31, 2014, compared to the same period last year.  The increase was primarily a result of the expense associated with the TCS operations for October 2014.  Customer operations and support expense as a percentage of revenue decreased from 19.7% of revenue during the first quarter of fiscal 2014 to 18.5% during the first quarter of fiscal 2015.  Management expects customer operations and support expenses to continue to decline as a percentage of total revenues over time, as we realize anticipated cost savings related to the efficiencies implemented in the catalog conversion and customer implementation and support areas, while RR continues to grow.

Software Development and Technical Support

Our software development and technical support staff have three essential responsibilities for which the accounting treatment varies depending upon the work performed: (i) costs associated with internal software development efforts (after technological feasibility is established) are capitalized as software product costs and amortized over the estimated useful lives of the product; (ii) costs for professional services performed for customers related to software customization projects are classified as cost of revenue; and (iii) all other activities, including research and development, are considered operating expenses and included within the software development and technical support operating expense category.

The table below summarizes our internal software development and technical support for the three months ended October 31 (in thousands):

	2014	2013	% Change
Total software development and technical support costs	$1,608	$1,704	(5.6)%
Less: amount capitalized as software development	(260)	(504)	(48.4)%
Less: direct labor classified as cost of revenues	(476)	(644)	(26.1)%
Net software development and technical support costs classified as operating expenses	$872	$556	56.8%

*Does not include outside vendor costs or capitalized interest costs

Total software development and technical support costs decreased 5.6% or $96,000 during the three months ended October 31, 2014 versus the same period last year.  The decrease was primarily a result of the workforce reduction in January 2014, offset in part, by the addition of TCS software development and technical support costs.

During the three months ended October 31, 2014, we capitalized $260,000 of software development labor and overhead, versus $504,000 during the same period last year.  In addition to internal capitalized software costs, we had outsourced development costs of $77,000 during the three months ended October 31, 2014 and $63,000 during the same period last year.  During the three months ended October 31, 2014, we devoted resources to several enhancements to our website products and a major new upgrade to our web eCatalog product, but have largely completed our work on AccessorySmart and PartStream, products which contributed to the higher capitalization rate in the same period last year.

Direct labor classified as cost of sales declined 26.1% or $168,000 during the three months ended October 31, 2014, versus the same period last year, due to workforce reduction, which was a result of efficiencies implemented in the catalog conversion and customer implementation and support areas.

We expect fluctuations in the percentage of software development and technical support costs classified as operating expenses from period to period, based on the mix of research and prototype work versus capitalized software development and professional services activities.

General and Administrative

General and administrative expense increased 7.8% or $116,000 during the three months ended October 31, 2014, compared to the same period last year.  The increase was primarily a result of the TCS operations for October 2014.  The Company had legal fees of approximately $200,000 during the first quarter of fiscal 2015 related to the TCS acquisition and during the first quarter of fiscal 2014 related to the DUO acquisition and the Company’s lawsuit against a competitor.  General and administrative expense as a percentage of revenue decreased from 18.2% of revenue in the first quarter of fiscal 2014 to 17.6% for the same period in fiscal 2015.    Management expects general and administrative expense as a percentage of revenue to decrease over time as we continue to scale the business.

Other Income and Expense

The table below summarizes the components of other income and expenses for the three months ended October 31 (in thousands):

	2014	2013	% Change
Interest expense	$(89)	$(70)	27.1%
Loss on change in fair value of stock warrants	—	(22)	(100.0)%
Gain on change in fair value of contingent liabilities	—	26	(100.0)%
Other, net	(1)	8	(112.5)%
Total other income (expense)	$(90)	$(58)	55.2%

Interest expense is composed of both interest paid on the Company’s debt financing arrangements and amortization of non-cash interest charges related to deferred finance costs.  Interest expense increased 27.1% or $19,000 during the three months ended October 31, 2014, compared to the same period last year.  The increase in interest expense is a result of additional debt to partially fund the TCS acquisition.

Acquisitions

On September 30, 2014, we completed the acquisition of TCS, a leading provider of software, websites and marketing services designed exclusively for the automotive tire and wheel vertical.  Consideration for the acquisition included, (1) a cash payment equal to $4,200,000; (2) 618,744 shares of the Company's common stock; (3) the issuance of two promissory notes in aggregate principal amount of $3,000,000 to the former owners of TCS; and (4) a contingent earn-out purchase price payable in three potential payments and contingent upon the attainment of specific revenue goals.  The earn-out does not have an upper range, however, the payout at 100% per the asset purchase agreement is $933,000 and the estimated fair value is $761,000.  The purchase price will be adjusted 90 days after the acquisition based on the net asset value on the closing balance sheet being above or below the targeted amount of $350,000.

On November 5, 2013, the Company acquired the assets of DUO Web Solutions, a leading provider of social media and online marketing services for the powersports industry.  The transaction was not material to the Company’s financial statements.

On November 28, 2012, the Company, through a wholly-owned subsidiary, completed the acquisition of the assets of the Retail Services Division of Fifty Below Sales & Marketing, Inc., a leading provider of eCommerce websites in the powersports, ATW and HME industries for a purchase price of $5,000,000 and the assumption of contracts having deferred revenue originally valued in the amount of $4,601,000.  The Company funded $1,500,000 of the purchase price through a combination of the Company’s operating cash flows and availability under its existing credit facilities.  The balance of the purchase price was funded through a term note with a significant shareholder.

On August 17, 2012, the Company acquired substantially all of the assets of Ready2Ride, Incorporated (“Ready2Ride”) pursuant to the terms of an Asset Purchase Agreement dated August 17, 2012.  Ready2Ride marketed aftermarket fitment data to the powersports industry, which furthers ARI’s differentiated content strategy and expands ARI’s product offerings into aftermarket PG&A. Consideration for the acquisition included $500,000 in cash, 100,000 shares of the Company’s common stock and assumed liabilities totaling approximately $419,000 and contingent liabilities with an estimated fair market value of approximately $600,000.

Income Taxes

The Company has net deferred tax assets of $6,093,000 as of October 31, 2014, primarily consisting of net operating loss carryforwards (“NOLs”) and book to tax temporary differences. Income tax expense is provided for at the applicable statutory tax rate applied to current U.S. income before taxes, plus or minus any adjustments to the deferred tax assets and to the estimated valuation allowance against deferred tax assets.  Income tax expense, if any, does not represent a significant current cash obligation, as we continue to have NOLs to offset substantially all of the taxable income.

We had income tax expense of $89,000 during the three months ended October 31, 2014, compared to $84,000 during the same period last year.  We paid income taxes of $20,000 and $66,000 during the three months ended October 31, 2014 and 2013, respectively, primarily related to statutory alternative minimum taxes.  Income tax expense may vary from period to period as we continue to evaluate the valuation allowance against net deferred tax assets.

We also have NOLs related to tax losses incurred by our Netherlands operation.  We have determined that, consistent with prior periods, it is not likely that the net operating losses will be utilized and therefore, a full valuation allowance is recorded, resulting in $0 net deferred tax assets related to the Netherlands operation at October 31, 2014 and 2013.

Liquidity and Capital Resources

The following table sets forth certain cash flow information derived from our unaudited financial statements for the three months ended October 31 (in thousands):

	2014	2013	Change
Net cash provided by operating activities	$1,634	$(26)	$1,660
Net cash used in investing activities	(4,811)	(952)	(3,859)
Net cash provided by (used in) financing activities	2,961	(96)	3,057
Effect of foreign currency exchange rate changes on cash	5	—	5
Net change in cash	$(211)	$(1,074)	$863
Cash at end of period	$1,597	$1,121	$476

We utilized $211,000 of net cash during the three months ended October 31, 2014, compared to $1,074,000 during the same period last year.  We generated net cash provided by operating activities of $1,634,000 during the three months ended October 31, 2014 compared to usage of $26,000 during the same period last year. This increase in cash generation was primarily due to cost reductions related to the integration of the 50 Below operation and the timing of payments of short-term liabilities.

Cash used in investing activities increased $3,859,000 for the three months ended October 31, 2014, compared to the same period last year.  We paid cash of $4,200,000 as consideration for the TCS acquisition, paid $249,000 related to the Ready2Ride cash earn-out and holdback, capitalized $341,000 of software development costs, and acquired technology equipment of $21,000, during the three months ended October 31, 2014.  We paid net cash of $252,000 related to the Ready2Ride cash earn-out and holdback, capitalized $548,000 of software development costs, acquired technology equipment of $189,000, and received $37,000 from an earn-out receivable during the same period last year. We will continue to invest cash in the business to further our growth strategies previously discussed.

Net cash provided from financing activities was $2,961,000 during the three months ended October 31, 2014, as the Company increased its senior debt, as described below, by $3,000,000 to partially fund the TCS acquisition in September 2014.  Net cash used in financing activities was $96,000 in fiscal 2013.

Management believes that current cash balances and its ability to generate cash from operations are sufficient to fund our needs over the next twelve months, although additional financing may be necessary if the Company were to complete a material acquisition or to make a large investment in its business.

Debt

Silicon Valley Bank

On April 26, 2013, the Company entered into a Loan and Security Agreement (the “Agreement”) with Silicon Valley Bank (“SVB”), pursuant to which SVB extended to the Company credit facilities consisting of a $3,000,000 revolving credit facility with a maturity date of April 26, 2015 and a $4,500,000 term loan with a maturity date of April 26, 2018.  The Agreement replaced the Company’s Loan and Security Agreement with Fifth Third Bank.

On September 30, 2014, in connection with the Company’s acquisition of TCS, the Company entered into the First Loan Modification Agreement (the “Modification Agreement”) with SVB, which contained substantial amendments to the terms of the Agreement.

The Modification Agreement includes credit facilities consisting of $3,000,000 revolving credit facility with a maturity date of September 30, 2016 and a $6,050,000 term loan with a maturity date of September 30, 2019.  This term loan is an amendment to the existing $4,500,000 term loan with an original maturity date of April 26, 2018.

The term loan and any loans made under the SVB revolving credit facility accrue interest at a per annum rate equal to the Prime rate plus the Applicable Margin for Prime Rate Loans based on the Total Leverage Ratio.  The Company had $1,000,000 outstanding on the revolving credit facility and an effective interest rate was 4.25% at October 31, 2014.

The Modification Agreement contains covenants that restrict, among other things and subject to certain conditions, the ability of the Company to permit a change of control, incur debt, create liens on its assets, make certain investments, enter into merger or acquisition transactions and make distributions to its shareholders. Financial covenants include the maintenance of a minimum Total Leverage Ratio equal to or less than 3.25 to 1.00 through the period ending October 31, 2014 and 3.00 to 1:00 thereafter, and the maintenance of a Fixed Charge Coverage Ratio (as defined in the Agreement) equal to or greater than 1.25 to 1.00. The Agreement also contains customary events of default that, if triggered, could result in an acceleration of the Company’s obligations under the Agreement.  The loans are secured by a first priority security interest in substantially all assets of the Company.  The Company was in compliance with its debt covenants as of October 31, 2014.

TCS Promissory Notes

In connection with the acquisition of TCS, on September 30, 2014, the Company issued two promissory notes with an aggregate value of $3,000,000 to the former owners of TCS.  The notes initially will accrue interest on the outstanding unpaid principal balance at a rate per annum equal to 5%; however, if any amount payable under a note is not paid when due, such overdue amount will bear interest at the default rate of 7.5% from the date of such non-payment until such amount is paid in full.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.  Quantitative and Qualitative Disclosures about Market Risk

Not Applicable.

Item 4.  Controls and Procedures

The Company has established disclosure controls and procedures to ensure that material information relating to it, including its consolidated subsidiaries, is made known on a timely basis to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

The Company’s management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report.  Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures are effective (1) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and (2) to ensure that information required to be disclosed in the reports it files or submits under the Exchange Act is accumulated and communicated to its management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

There have not been any changes in our internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the quarter ended October 31, 2014 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the usual course of business.  No material legal proceedings to which the Company is a party exist at October 31, 2014.

Item 1A.  Risk Factors

The Company’s risks and uncertainties are described in Part I, Item 1A of the Company’s annual report on Form 10-K for the fiscal year ended July 31, 2014.  There have been no significant changes to the risks described in our Form 10-K.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

On August 17, 2012, the Company acquired substantially all of the assets of Ready2Ride pursuant to an Asset Purchase Agreement dated August 17, 2012 by and among Ready2Ride, Jamie Amy-Longacre and Ronald L. Longacre, Jr.  Consideration for the acquisition included, among other things, a contingent earn-out payment.  On October 22, 2013, the Company and the seller amended the earn-out provisions of the Ready2Ride Asset Purchase Agreement as follows: (i) the first earn-out payment was composed of $125,000 paid in October 2013 and 10,000 shares of common stock issued in November 2013; (ii) the second earn-out payment was composed of $125,000 and 15,000 shares of common stock payable in September 2014; and (iii) the third earn-out payment is to be composed of  $125,000 and 15,000 shares of common stock payable in September 2015.  On September 17, 2014, the Company issued 15,000 shares of common stock to the sellers pursuant to the amended earn-out provisions.  The Company believes that this transaction was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.  The recipient of the shares represented, in the Asset Purchase Agreement, its intention to acquire the securities for investment only and not with a view toward their distribution, and appropriate legends were affixed to the share certificates.

Item 3.  Defaults upon Senior Securities

None.

Item 4.  Mine Safety Disclosures

Not applicable.

Item 5.  Other Information

Not applicable.

Item 6.  Exhibits

31.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

31.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

32.1 Section 1350 Certification of Chief Executive Officer.

32.2 Section 1350 Certification of Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 15th day of December, 2014.

ARI NETWORK SERVICES, INC.

(Registrant)

By:/s/ Roy W. Olivier_

Roy W. Olivier

President and Chief Executive Officer

By:/s/ William A. Nurthen _

William A. Nurthen

Vice President of Finance and Chief Financial Officer

Exhibit 31.1

CERTIFICATION

I, Roy W. Olivier, certify that:

I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Disclosed in this report any change in registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:  December 15, 2014

/s/ Roy W. Olivier

Roy W. Olivier
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, William A. Nurthen, certify that:

I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc.;

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

Disclosed in this report any change in registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated:  December 15, 2014

/s/ William A. Nurthen

William A. Nurthen
Vice President of Finance and Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS

I, Roy W. Olivier, certify that:

I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc. (the “Company”);

Based on my knowledge, this quarterly report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

Dated:  December 15, 2014

/s/ Roy W. Olivier

Roy W. Olivier
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATIONS

I, William A. Nurthen, certify that:

I have reviewed this quarterly report on Form 10-Q of ARI Network Services, Inc. (the “Company”);

Based on my knowledge, this quarterly report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

Dated:  December 15, 2014

/s/ William A. Nurthen

William A. Nurthen
Vice President of Finance and Chief Financial Officer